AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 16, 2003

                              FILE NO. 333-101231

                               FILE NO. 811-21254

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         PRE-EFFECTIVE AMENDMENT NO. 1
                          POST-EFFECTIVE AMENDMENT NO.

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                 AMENDMENT NO.1

                        WOODMEN VARIABLE ANNUITY ACCOUNT

                           (Exact Name of Registrant)

        Woodmen of the World and/or Omaha Woodmen Life Insurance Society

                              (Name of Depositor)

                               1700 Farnam Street
                             Omaha, Nebraska 68102
                    (Address of Principal Executive Office)
                                 1-877-664-3332

                             Mark D. Theisen, Esq.
                                   Secretary
                               1700 Farnam Street
                             Omaha, Nebraska 68102
               (Name and Address of Agent for Service of Process)

COPY TO:
Fredrick G. Lautz, Esq.  Quarles & Brady LLP
411 East Wisconsin Avenue, Milwaukee, Wisconsin 53202-4497

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

SECURITIES BEING OFFERED: FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY
CERTIFICATES

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

WOODMEN VARIABLE ANNUITY ACCOUNT

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CERTIFICATE

Woodmen Variable Annuity
Prospectus
July 1, 2003

FOR

The Individual Flexible Premium Deferred Variable Annuity Certificate Issued by Woodmen of the World and/or Omaha Woodmen Life Insurance Society, a fraternal benefit society

The variable annuity certificate is intended for long-term investment purposes. You bear investment risk that could include loss of principal and investment returns are not guaranteed. The certificate provides a free look period of at least 10 days (longer in some states) when you may cancel the certificate.

The Certificate Owner ("you" or "your") may allocate investments to a Fixed Account, an account that provides a specified rate of interest, and/or to subaccounts of the Woodmen Variable Annuity Account, each of which invests in one of the following portfolios:

Fidelity Variable Insurance Products Funds
VIP Equity Income Portfolio Service Class 1
VIP Contrafund-Portfolio Registered Trademark Service Class 1
VIP Growth Portfolio Service Class 1
VIP Growth & Income Portfolio Service Class 1
VIP Overseas Portfolio Service Class 1
VIP Money Market Service Class 1

Summit Pinnacle Series
Nasdaq-100 Index Portfolio
Russell 2000 Small Cap Index Portfolio
MSEAFE Portfolio
S&P MidCap 400 Index Portfolio
S&P 500 Index Portfolio
Lehman Aggregate Bond Index Portfolio

The accompanying prospectus for each of the above describes their investment objectives and risks.

Why you should read and keep this prospectus

This prospectus describes the variable account and the certificate and contains information you should know before you purchase a certificate. More information about Woodmen of the World and/or Omaha Woodmen Life Insurance Society, the variable account and this certificate is available in the Statement of Additional Information (SAI). The SAI was filed with the Securities and Exchange Commission (SEC) and is incorporated by reference into this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding registrants that file electronically with the SEC. A copy of the SAI may also be obtained without charge by calling (877) 664-3332 or by writing Woodmen at its home office at 1700 Farnam Street, Omaha, NE 68102. A Table of Contents for the SAI appears at the end of this prospectus. You should also receive prospectuses for each of the investment selections available through the certificates. Please read them carefully and keep them for future reference.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus does not constitute an offering in any state in which such offering may not lawfully be made. You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different.

Table of Contents

Definitions

Fee and Expense Tables

Woodmen Variable Annuity Summary

Performance Information

Woodmen of the World and/or Omaha Woodmen Life Insurance Society and the
Accounts

Investment Options

Your Certificate

     Purchasing a Certificate
     Free Look Period and Allocating Your Initial Premium
     Automatic Premium Payments
     Owners, Annuitant and Payee
     Beneficiaries
     Youth Certificates
     Transferring Ownership
     Certificates Issued for Certain Retirement Plans

Accumulation Period

     Valuing Your Certificate
     Variable Account Value
     Fixed Account Value
     Dollar Cost Averaging Plan
     Transfers among Subaccounts and/or the Fixed Account Asset Rebalancing Program
     Telephone Transactions
     Access to Your Money before the Annuity Starting Date
     Systematic Withdrawals
     Death of the Owner before the Annuity Starting Date Death of the Annuitant before the Annuity Starting Date Other
     Minimum Death Benefit

Annuity Period

     Annuity Starting Date
     Settlement Option Contracts
     Annuity Payment Options
     Death of Owner/Payee after the Annuity Starting Date

Certificate Fees and Charges

     Sales Charge
     Certificate Fee
     Surrender Charge
     10% Free Withdrawal
     Premium Tax Charge
     Other Taxes
     Transfer Charge
     Fund Expenses

Mortality and Expense Risk Charge and Our Risks

     Our Mortality Risk
     Our Expense Risk

General Information about the Certificates

     Entire Contract
     Gender Neutral Benefits
     Voting Rights
     State Variations
     Surplus Refunds and Assessments
     Our Reports to You
     Date of Receipt
     Payment by Check
     Postponement of Payments and Transactions
     Questions about Your Certificate
     Federal Tax Matters
     Tax Status of Woodmen of the World and/or Omaha Woodmen Life Insurance Society
     Variable Account Tax Status
     Owner Control
     Diversification Requirements

Income Taxation of Annuities in General

Other Information

Financial Information

Order Form for Statement of Additional Information

Statement of Additional Information     TABLE OF CONTENTS

For purposes of this prospectus, "WE", "US" or "OUR" means Woodmen of the World and/or Omaha Woodmen Life Insurance Society, a fraternal benefit society. "YOU" and "YOUR" refer to the owner(s) of the certificate.

Definitions

Account: Woodmen Variable Annuity Account, a separate investment account we established under Nebraska law. The Account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the Investment Company Act of 1940. This is also called the "Variable Account."

Accumulated Value: The accumulated value at any time before the annuity starting date is equal to the sum of the variable account value and the fixed account value.

Annuitant: The person whose life determines the annuity benefits payable under the Certificate and whose death will result in payment of the death benefit. The annuitant is the benefit member of the fraternal benefit society.

Annuity Starting Date: The date on which the annuity payments are to begin. After the first certificate anniversary, the owner may change the annuity starting date as desired. You may not defer the annuity starting date beyond the first of the month after the certificate anniversary on or following the annuitant's 95th birthday.

Beneficiary: The person (or persons) to whom we pay the proceeds upon the death of the Annuitant or Owner.

Business Day: Each day the New York Stock Exchange is open for trading except: (1) any period when the Securities and Exchange Commission determines that an emergency exists which makes it impracticable for a Fund to dispose of its securities or to fairly determine the value of its net assets; or (2) such other periods as the Securities and Exchange Commission may permit for the protection of security holders of a Fund. The New York Stock Exchange is regularly closed on Saturdays and Sundays and on New Year's Day, Martin Luther King Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. If one of these holidays falls on a Saturday or Sunday, the exchange will be closed on the preceding Friday or the following Monday, respectively. Please see Valuation Day.

Certificate: The individual flexible premium deferred variable annuity certificate we offer through this Prospectus, including any endorsements or additional benefit riders or agreements, and our Articles of Incorporation, Constitution and Laws that are in force on the Effective Date.

Certificate Anniversary: The same calendar date in each Certificate Year as the Effective Date.

Certificate Year: The 12-month period ending on the Certificate Anniversary.

The Code: The Internal Revenue Code of 1986, as amended.

Death Benefit: The amount we pay upon the death of the annuitant.

Due Proof of Death: Satisfactory documentation provided to us establishing proof of death. This documentation may include a certified copy of the death certificate; a certified copy of a court decree reciting a finding of death; or any other proof satisfactory to us.

Effective Date: The date designated in your certificate that benefits begin.

Fixed Account: Amounts allocated to the fixed account under the certificate are part of our general account, which support annuity and insurance obligations. Because of exemptive and exclusionary provisions, we have not registered interests in the fixed account under the Securities Act of 1933 nor have we registered the fixed account as an investment company under the 1940 Act. The SEC has not reviewed the disclosure relating to the fixed account. However, disclosures regarding the fixed account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements in prospectuses

Funds: The mutual funds or other vehicles selected as investment options. A specific fund corresponds to each subaccount of the variable account.

Home Office: Woodmen of the World and/or Omaha Woodmen Life Insurance Society 1700 Farnam Street, Omaha, NE 68102

Nonqualified Certificate: A Certificate that is not funding a tax favored retirement plan and is therefore not a Qualified Certificate.

Owner: Person or Persons entitled to the certificate's rights and privileges.

Qualified Certificate: A Certificate we issue in connection with plans that qualify for special federal income tax treatment such as plans under Sections 401(a), 403(a), 403(b), 408 or 408A of the Code. These plans already provide tax deferral so you should consider purchasing a Certificate based on its other features and benefits.

Subaccount: A subdivision of the variable account. Each subaccount invests exclusively in the shares of funds that we select for certificates generally. You then select those subaccounts that you feel are appropriate for your goals and risk tolerance.

Subaccount unit. A unit used in valuing a subaccount.

Surrender. Termination of the certificate upon payment of the surrender value.

Surrender Value. The accumulated value less applicable surrender and certificate fees you would receive if you surrender a certificate after your free look has expired or that is paid on the death of an owner who is not the annuitant, or after electing certain settlement options.

Valuation Date: Any day that both the New York Stock Exchange and Woodmen of the World and/or Omaha Woodmen Life Insurance Society are open for business.

Valuation Period: The period of time from the end of one valuation day to the end of the next valuation day.

Variable Account: Woodmen Variable Annuity Account, a separate investment account we established under Nebraska law. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the Investment Company Act of 1940.

Withdrawal. Any receipt of less than the surrender value of a certificate.

Fee and Expense Tables

The following expense tables describe all of the expenses that you may incur as a certificate owner. These tables are intended to help you in understanding the various costs and expenses under the certificate. Currently none of the certificates we sell are subject to state premium taxes. No sales charge (load) is paid upon the purchase of the certificate. However, we may impose a charge if any portion (over 10% of the accumulated value existing at the time you made the first withdrawal in any one certificate year) of a premium is withdrawn before it has been invested for up to seven years. The tables reflect all expenses for both the variable account and the underlying Funds. For a complete discussion of certificate costs and expenses see Certificate Fees and Charges. For more information regarding the expenses of the Funds, see the applicable Fund prospectus.

Deferred Sales Charge (Surrender Charge)
(as a percentage of the excess amount withdrawn or surrendered, see Certificate Fees and Charges)

                    Surrender Charge
Annuitant              Issue Age           Issue Age           Issue Age
                       ---------           ---------           ---------
Premium Year             0-60*               61-75               76-85
1                   7%                  6%                  5%
2                   6%                  5%                  4%
3                   5%                  4%                  3%
4                   4%                  3%                  2%
5                   3%                  2%                  1%
6                   2%                  1%                  None
7                   1%                  None                None
8 or more              None                None                None

*<F1>  Applies to all ages in Connecticut.

In each certificate year, you may make, without incurring a surrender charge, withdrawals of up to 10% of the accumulated value existing at the time you made the first withdrawal in that certificate year.
Woodmen Variable Annuity Expenses

Sales Charge on Premiums   None
Transfer Fee               $25 on transfers exceeding 12 in any certificate year

Annual Certificate Fees: (applies to certificates with a variable account value of less than $50,000) Current Fee $30 (Maximum Fee $45)

Variable Account Annual Expenses: (as a percentage of average variable account value)
Mortality and Expense Risk Charges                         1.25% (maximum 1.40%)
Administrative Charge                                      None
Total Variable Account Annual Expenses                     1.25% (maximum 1.40%)

THE NEXT ITEM SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, WITHOUT CONSIDERING ANY VOLUNTARY REIMBURSEMENTS. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.
                                                     Minimum    Maximum*<F2>
Total Annual Fund Operating Expenses                 -------    ------------
(expenses that are deducted from Fund assets,
including management fees, distribution and/or        0.39%        1.99%
service (12b-1) fees, and other expenses)

*<F2> With current Fund expense reimbursements the maximum total operating expenses would be 1.25%

EXAMPLE
THIS EXAMPLE IS INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CERTIFICATE WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CERTIFICATE OWNER TRANSACTION EXPENSES, CERTIFICATE FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND FUND FEES AND EXPENSES. THE EXAMPLE ASSUMES THAT YOU INVEST $10,000 IN THE CERTIFICATE FOR THE TIME PERIODS INDICATED AND THAT THE CERTIFICATE FEE OF $30 IS ASSESSED AND WITH THE MAXIMUM 1.40% MORTALITY AND EXPENSE RISK ALSO ASSESSED. THE EXAMPLE ALSO ASSUMES THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUMES THE MAXIMUM FEES AND EXPENSES OF ANY OF THE FUNDS. ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:
(1) IF YOU SURRENDER YOUR CERTIFICATE AT THE END OF THE APPLICABLE TIME PERIOD:
1 YEAR         3 YEARS
 $851          $1,313
               -------

(2) IF YOU ANNUITIZE YOUR CERTIFICATE (OPTION 1 OR 2) AT THE END OF THE APPLICABLE TIME PERIOD:
1 YEAR        3 YEARS
 $281           $925
              -------

(3) IF YOU DO NOT SURRENDER YOUR CERTIFICATE:
1 YEAR        3 YEARS
$311          $955

Please do not consider the examples a representation of past or future expenses. The assumed 5% annual rate of return is hypothetical and is not a representation of past or future annual returns, which may be greater or less than this assumed rate.

Woodmen Variable Annuity Summary

The Certificate

A certificate is an individual flexible premium deferred variable annuity issued by Woodmen of the World and/or Omaha Woodmen Life Insurance Society, a Nebraska non-profit fraternal benefit society located at 1700 Farnam Street, Omaha, NE 68102.

You may purchase a certificate for as little as $2,000 (or $1,000 for a Qualified Certificate). You may make additional scheduled purchases for as little as $50. If you are eligible, you may open a TSA (tax-sheltered annuity under section 403(b) of the Code) or certain other retirement accounts without an initial payment or minimum amount.

A certificate may not yet be available for purchase in all states.

Fees and Expenses

If your certificate's variable account value, as of a Certificate Anniversary, is less than $50,000, there is currently an annual certificate fee of $30 to reimburse us for general administrative expenses. This fee can not exceed $45 and is assessed on the Certificate Anniversary or upon surrender, if sooner. We also may impose a surrender charge (deferred sales load) of anywhere from 7% to 1% for withdrawals from your certificate if you withdraw a premium payment before it has been invested seven years. However, you may make free withdrawals of up to 10% of the accumulated value of your certificate during a certificate year without incurring this surrender charge. We may also waive surrender charges in certain circumstances. Under certain circumstances we may charge a fee for transfers among subaccounts.

If you invest in a variable subaccount, you will incur a mortality and expense risk charge currently computed at an aggregate annualized rate of 1.25% on the average daily net asset value of the variable account and guaranteed not to exceed 1.40%. In addition, a daily charge based on a percentage of each fund's average daily net asset value is payable by each fund to its investment adviser. These charges do not apply to the fixed account.

Free Look Period

Your certificate provides for a free look period of at least 10 days after you receive it. You may cancel your certificate within your free look period starting on the day you receive it.

Withdrawals and Surrenders

You may take a withdrawal from or surrender the certificate before the annuity starting date and while the annuitant is alive. Such distributions may be subject to certain surrender charges as described in this prospectus. Some qualified plans restrict the availability of the certificate's value to the plan participant. If you take a withdrawal from or surrender the certificate before attaining age 59-1/2, you may be subject to a 10% premature distribution penalty in addition to any state and federal income taxes you may owe.

Transfers

You may transfer all or a part of your certificate's value among the subaccounts. You may make 12 free transfers between one or more subaccounts in each certificate year. Following the 12th transfer, each transfer will result in a $25 charge. We will not transfer any amount less than $50 into any single subaccount. You may make one transfer, limited to the greater of $500 or 25% of the fixed account value, from the fixed account into subaccounts each certificate year

Federal Tax Matters

Generally, there should be no federal income tax payable on increases in accumulated value until there is a distribution. Distributions and annuity payments may be taxable as ordinary income. The taxable portion of most distributions will be subject to withholding unless the payee elects otherwise. There may be tax penalties if you take a distribution before reaching age 59-1/2. Current tax laws may change at any time

Death proceeds are taxable and generally are included in the income of the recipient as follows: If received under a payment option, they are taxed in the same manner as annuity payments. If distributed in a lump sum, they are taxed in the same manner as a full surrender.

(For more information see Federal Tax Matters page --)

Information on Replacements and Qualified Certificates

It may not be in your interest to replace your existing annuity, life insurance, or mutual fund with the certificate. You should replace an existing contract only when you determine that the certificate is better for you. You may have to pay a surrender charge on your existing contract, and the certificate described in this prospectus will impose a new surrender charge period. If you do consider replacing an existing contract, you should compare the benefits and cost of supplementing your existing contract with the benefits and cost of purchasing a new certificate. You should talk to your professional adviser to make sure the exchange will be tax-free. If you surrender your existing contract for cash and then buy the certificate described in this prospectus, you may have to pay a tax, including possibly a penalty tax, on the surrender.

Even though you may fund some of the types of retirement plans with the certificate including Individual Retirement Annuity (IRA), SEP-IRA, SIMPLE IRA, Roth IRA and pension or profit sharing plans, these plans also provide tax-deferral. You should carefully consider the costs and benefits of the certificates (including settlement options) before purchasing the certificate, since the retirement plan arrangement itself provides for tax deferred growth.

Woodmen of the World and/or Omaha Woodmen Life Insurance Society

Our organization's legal name is Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society and our home office is located at 1700 Farnam Street, Omaha, NE 68102. We were incorporated in Nebraska in 1890 as a fraternal benefit society and currently have more than 800,000 members in over 2,400 adult and youth lodges. In addition to providing fraternal benefits to our members we offer individual life insurance and annuity certificates in all 50 states and the District of Columbia. On August 1, 2001 we established the Woodmen Variable Annuity Account pursuant to the laws of the State of Nebraska. This Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). This registration does not involve supervision by the SEC of the management or investment policies or practices of the Account, us or the Funds.

We legally own the Account's assets but we cannot charge the Account with debts or liabilities arising out of any other business we may conduct. The Account's assets are available to cover our general debts and liabilities only when the Account's assets exceed its liabilities. We may transfer assets which exceed these reserves and liabilities to our General Account. All obligations arising under the Certificates are our general corporate obligations.

Investment Options

INVESTMENT OPTIONS

In addition to the fixed account, we currently have 12 subaccounts available, each of which invests exclusively in shares of a single corresponding fund. Each of the funds was formed for use in insurance company separate accounts. Each fund has its own investment objectives, risks and expenses that determine their respective income and losses. The investment objectives and policies of certain funds may be similar to the investment objectives and policies of other mutual fund portfolios that share a similar name, investment adviser, investment sub-adviser or manager. The investment results of the fund however, may be higher, lower and/or unrelated to those mutual funds with some shared characteristics.

We have summarized the investment objectives and policies of each fund. There is no assurance that any fund meets its objectives. You should also read the current prospectus for each fund, which must precede or accompany this Prospectus, for more detailed information, including a description of risks and expenses, for each fund.

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS. Fidelity Management & Research Company serves as the investment adviser to these Funds.

FUND                            INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS

Fidelity VIP Contrafund Portfolio  -  This Portfolio seeks long-term capital
Service Class 1               appreciation. The Portfolio normally invests
                              primarily in common stocks and securities convertible into common stock, but it has the flexibility to invest in other types of securities. The Portfolio invests in securities of companies whose value the adviser believes is not fully recognized by the public.

Fidelity VIP Equity Income Portfolio      This Portfolio seeks income,
Service Class 1               capital appreciation is also a consideration. The
                              portfolio normally invests in income producing common and preferred stocks. These equities may be of various quality though the Portfolio does not intend to invest in companies without proven earnings and/or credit histories. It may also invest in debt securities.

Fidelity VIP Growth Portfolio  -  This Portfolio seeks capital appreciation. The
Service Class 1               Portfolio invests primarily in common stocks,
                              however, it is not restricted to any one type of security and may pursue capital appreciation through the purchase of bonds and preferred stocks. The Portfolio does not place any emphasis on dividend income from its investments, except when the adviser believes this income will have a favorable influence on the market value of the security. Growth may be measured by factors such as earnings or gross sales.

Fidelity VIP Growth & Income  -  This Portfolio seeks high total return through
Portfolio                     a combination of current income and capital
Service Class 1               appreciation.  The Portfolio expects to invest the
                              majority of its assets in domestic and foreign equity securities, with a focus on those that pay current dividends and show potential earnings growth. However, the Portfolio may buy debt securities as well as equity securities that are not currently paying dividends, but offer prospects for capital appreciation or future income.

Fidelity VIP Money Market Portfolio      This Portfolio seeks maximum current
Service Class 1               income consistent with liquidity and stability of
                              principal. The Portfolio will pursue this objective by investing in high quality short-term money market instruments. AN INVESTMENT IN THE
                              MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR
                              GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE
                              CORPORATION OR ANY GOVERNMENT AGENCY. THERE CAN BE
                              NO ASSURANCE THAT THE PORTFOLIO WILL BE ABLE TO
                              MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER
                              SHARE. DURING EXTENDED PERIODS OF LOW INTEREST
                              RATES, THE YIELD OF A MONEY MARKET SUBACCOUNT MAY
                              ALSO BECOME EXTREMELY LOW AND POSSIBLY NEGATIVE.

Fidelity VIP Overseas Portfolio  -  This Portfolio seeks long-term growth of
Service Class 1               capital.  Normally, at least 80% of the
                              Portfolio's total assets will be invested in foreign securities. The Portfolio may also invest in U.S. issuers. The Portfolio defines foreign securities as securities of issuers whose principal activities are located outside the United States.

SUMMIT PINNACLE SERIES OF SUMMIT MUTUAL FUNDS, INC. Summit Investment Partners, Inc. serves as the investment adviser to these Funds.

FUND                             INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS

Nasdaq-100 Index Portfolio  -  This Portfolio seeks investment results that correspond to the investment performance of U.S. common stocks, as represented by the Nasdaq-100 Index. The Portfolio will attempt to achieve, in both rising and falling markets, a correlation of at least 95% between the total return of its net assets before expenses and the total return of the Nasdaq-100 Index.

MSEAFE International Index Portfolio      This Portfolio seeks investment
                              results that correspond to the investment performance of foreign stocks, as represented by the Morgan Stanley EAFE Index. The Portfolio attempts to achieve, in both rising and falling markets, a correlation of at least 95% between the total return of its net assets before expenses and the total return of the MSEAFE International Index.

Russell 2000 Small Cap Index  -  This Portfolio seeks investment results that
Portfolio                     correspond to the investment performance of U.S.
                              common stocks, as represented by the Russell 2000
                              Index. The Portfolio will attempt to achieve, in both rising and falling markets, a correlation of at least 95% between the total return of its net assets before expenses and the total return of the Russell 2000 Index.

S&P MidCap 400 Index Portfolio  -  This Portfolio seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index. The Portfolio will attempt to achieve, in both rising and falling markets, a correlation of at least 95% between the total return of its net assets before expenses and the total return of the S&P MidCap 400 Index.

S&P 500 Index Portfolio  -  This Portfolio seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P 500 Index. The Portfolio will attempt to achieve, in both rising and falling markets, a correlation of at least 95% between the total return of its net assets before expenses and the total return of the S&P 500 Index.

Lehman Aggregate Bond Index  -  This Portfolio seeks investment results that correspond to the total return performance of the bond market, as represented by the Lehman Aggregate Bond Index. The Portfolio will attempt to achieve, in both rising and falling markets, a correlation of at least 95% between the total return of its net assets before expenses and the total return of the Lehman Aggregate Bond Index.

The Funds currently sell shares: (a) to the variable account as well as to separate accounts of insurance companies that are not affiliated with us; and
(b) to separate accounts to serve as the underlying investment for both variable insurance policies and variable annuity contracts. We currently do not foresee any disadvantages to you arising from the sale of shares to variable products not affiliated with us. However, we will always try to identify any material irreconcilable conflicts that might possibly arise. In that event, we would determine what action, if any, should be taken in response to the conflict. In addition, if we believe that a Fund's response to any of those events or conflicts insufficiently protects you, we will take action on our own.

We may receive compensation from an investment adviser, distributor and/or affiliate(s) of one or more of the Funds based upon an annual percentage of the average assets we hold in the Investment Options. These amounts, which may vary by adviser, are intended to compensate us for administrative and other services we provide to the Funds and/or affiliate(s) and may be significant. In addition, Woodmen Financial Services, Inc., the principal underwriter of the Certificates, may receive 12b-1 fees deducted from certain portfolio assets attributable to the Certificate for providing distribution and shareholder support services to some investment options.

Each Fund is registered with the SEC as an open-end, diversified management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Funds by the SEC.

Disclaimer

The S&P 500 Index is an unmanaged index of common stocks comprised of 500 industrial, financial, utility and transportation companies. "Standard & Poor's(R)", "S&P(R) ", "S&P 500(R) ", "Standard & Poor's 500", "500", "S&P
MidCap 400 Index", and "Standard & Poor's MidCap 400 Index" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Summit Mutual Funds. Summit Mutual Funds is not sponsored, endorsed, sold or promoted by Standard & Poor's ("S&P"). S&P makes no representation or warranty, express or implied, to the beneficial owners of Summit Mutual Funds or any member of the public regarding the advisability of investing in securities generally or in Summit Mutual Funds particularly or the ability of the S&P 500 Index or the S&P MidCap 400 Index to track general stock market performance. S&P's only relationship to Summit Mutual Funds is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index and the S&P MidCap 400 Index which is determined, composed and calculated by S&P without regard to Summit Mutual Funds or the Funds. S&P has no obligation to take the needs of Summit Mutual Funds or the beneficial owners of the Funds into consideration in determining, composing or calculating the S&P 500 Index and the S&P MidCap 400 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Funds or the timing of the issuance or sale of the Funds or in the determination or calculation of the equation by which the Funds are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of Summit Mutual Funds.

The Russell 2000 Index is a trademark/service mark of the Frank Russell Company. Russell is a trademark of the Frank Russell Company. Summit Mutual Funds and the Russell 2000 Small Cap Index Fund are not promoted, sponsored or endorsed by, nor in any way affiliated with Frank Russell Company. Frank Russell is not responsible for and has not reviewed the Prospectus, and Frank Russell makes no representation or warranty, express or implied, as to its accuracy, or completeness, or otherwise.

Frank Russell Company reserves the right, at any time and without notice, to alter, amend, terminate or in any way change its Index. Frank Russell has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating the Index.

Frank Russell Company's publication of the Index in no way suggests or implies an opinion by Frank Russell Company as to the attractiveness or appropriateness of the investment in any or all securities upon which the Index is based. FRANK RUSSELL COMPANY MAKES NO REPRESENTATION, WARRANTY, OR GUARANTEE AS TO THE ACCURACY, COMPLETENESS, RELIABILITY, OR OTHERWISE OF THE INDEX OR DATA INCLUDED IN THE INDEX. FRANK RUSSELL COMPANY MAKES NO REPRESENTATION OR WARRANTY REGARDING THE USE, OR THE RESULTS OF USE, OF THE INDEX OR ANY DATA INCLUDED THEREIN, OR ANY SECURITY (OR COMBINATION THEREOF) COMPRISING THE INDEX. FRANK RUSSELL COMPANY MAKES NO OTHER EXPRESS OR IMPLIED WARRANTY, AND EXPRESSLY DISCLAIMS ANY WARRANTY OF ANY KIND, INCLUDING, WITHOUT MEANS OF LIMITATION, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA OR ANY SECURITY (OR COMBINATION THEREOF) INCLUDED THEREIN.

"Nasdaq" and related marks are trademarks or service marks of The Nasdaq Stock Market, Inc. "Nasdaq" and have been licensed for use for certain purposes by Summit Mutual Funds, Inc. and the Nasdaq-100 Index Fund. The Nasdaq-100 Index is composed and calculated by Nasdaq without regard to Summit Mutual Funds. Nasdaq makes no warranty, express or implied, and bears no liability with respect to the Nasdaq-100 Index Fund. Nasdaq makes no warranty, express or implied, and bears no liability with respect to Summit Mutual Funds, its use, or any data included therein.

The EAFE International Index Fund is not sponsored, endorsed, sold or promoted by Morgan Stanley Capital International ("MSCI") or any affiliate of MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the EAFE index to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the EAFE index which is determined, composed and calculated by MSCI without regard to the issuer of this fund. MSCI has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the EAFE index. MSCI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which this fund is redeemable for cash. Neither MSCI nor any other party has any obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDEXES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEXES OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUNDS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEXES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MSCI HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEXES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares that are held in the Account or that the Account may purchase. We reserve the right to eliminate the shares of any investment option and to substitute any shares of another investment option. We also may substitute shares of funds with fees and expenses that are different from the Funds. We will not substitute any shares attributable to your interest without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

We also reserve the right to establish additional subaccounts of the variable account, each of which would invest in a new investment option, or in shares of another investment company with a specified investment objective. We may limit the availability of any new investment option to certain classes of purchasers. We may establish new subaccounts when, in our sole discretion, marketing needs or investment conditions warrant, and we will make any new subaccounts available to you on a basis we determine. We may also eliminate one or more subaccounts if, in our sole discretion, marketing, tax, regulatory requirements or investment conditions warrant.

In the event of any such substitution, deletion or change, we may make appropriate changes in this and other certificates to reflect such substitution, deletion or change. If you allocated all or a portion of your premiums to any of the current subaccounts that are being substituted for or deleted, you may surrender the portion of your accumulated value funded by such subaccount without paying the associated surrender charge. You may also transfer the portion of the accumulated value affected without paying a transfer charge.

If we deem it to be in the best interest of persons having voting rights with regard to the Subaccounts under the Certificates, we may:

   -  operate the Account as a management investment company under the 1940 Act,

   - deregister the Account under that Act in the event such registration is no longer required, or

   -  combine the Account with other separate accounts.

    In addition, we may, when permitted by law, restrict or eliminate these voting rights under your Certificate.

Your Certificate

Purchasing a Certificate

Your certificate is an individual flexible premium deferred variable annuity. It provides you with a way to save for retirement or some other long-term goal on a tax-deferred basis. We offer the certificate to members and people who are eligible for membership. You may apply for a certificate by completing and submitting an application available through your securities licensed Woodmen representative. We do not issue joint certificates (joint annuitants) or group certificates. However, we may issue a certificate with a single annuitant that is jointly owned.

We may issue your certificate as a nonqualified annuity. We may also issue your annuity as qualified annuity that funds a retirement plan such as an Individual Retirement Annuity (IRA), a Roth Individual Retirement Annuity (Roth IRA); a Tax-Sheltered Annuity (TSA); or an annuity for a Simplified Employee Pension Plan (SEP-IRA). Retirement plans such as these already provide you with most, if not all, of the tax-deferral benefits provided by an annuity.

You must give us or arrange to have sent to us a single premium payment of at least $2,000 (or $1,000 for a qualified annuity) along with your application. The minimum amount we will accept for subsequent premiums is $250 or $50 with a monthly automatic premium plan (see page--). Initial premium payments over $1,000,000 require our prior approval as do subsequent payments over $50,000. There are certain circumstances in which you would not have to provide an initial premium to establish your certificate. These circumstances include, but are not limited to, establishing your certificate through a TSA or an employer-sponsored retirement plan.

     Free Look and Allocating Your Initial Premium

Your certificate provides a "Free Look" of at least 10 days after you receive your certificate and it is longer in some states. If you do decide to cancel your certificate, you must deliver or mail the certificate along with a written request to us at the home office or return it to the Registered Representative who delivered it to you. Upon cancellation, the certificate will be void as of the effective date and you will receive your certificate's accumulated value (or your premiums if greater) as of when we receive your cancellation. You will generally receive your money within seven days after we receive your request for cancellation. However, if your certificate is an IRA and you decide to cancel it within seven days from the receipt of your IRA disclosure but after your free look has expired, we may refund your premium less any payments made.

Because you have a "Free Look" we reserve the right to allocate all your premiums to the Money Market Subaccount for fifteen (15) days to allow for delivery of your certificate. After this period, we will allocate the accumulated value of your certificate to the subaccount(s) and/or fixed account according to your original instructions.

     Automatic Premium Payments

You may make regularly scheduled premiums through an automatic deduction from your savings or checking account to the subaccount(s) or fixed account you select. You may set it up at the time of your application or later by contacting us at the home office. When you set this up, you may select the 1st or the 15th of the month as the date you want the money withdrawn from your account. If the date you select falls on a date that is not a valuation day, such as a weekend or holiday, we will allocate the premium when we receive it. You must give us at least 5 days notice to stop or change your allocation for future premiums. Your notice should be sent to our home office.

     Owner, Annuitant and/or Payee

If you own the certificate you can name beneficiaries, assign the certificate, transfer allocations between subaccounts and the fixed account and designate who receives any annuity payments or distributions under the certificate. The annuitant is the person whose life determines the annuity benefits payable under the certificate and whose death results in payment of the death benefit. The annuitant must be a natural person and is the benefit member of the fraternal benefit society. The owner receives the death benefit, if any, that is paid when the annuitant dies. If there is no surviving owner, a beneficiary may receive the death benefit. The payee is any party that the owner selects to receive distributions. We reserve the right to approve any payee that is an entity rather than a person. Laws regulating qualified annuities may limit an owner's ability to designate annuitants, beneficiaries and payees.

     Beneficiaries

You may name one or more beneficiaries to receive the death proceeds payable under the certificate. You may change beneficiaries by sending a request to the home office. We may provide a special form to make this request. We must approve any change in beneficiary. Any such change is effective on the date you designate on your written request or the date we receive your request at the home office. A change in beneficiary is only effective if the request was mailed or delivered to us while the annuitant is alive. We are not liable for any payments made or actions taken by us before we receive and approve changes in beneficiary designations. State property laws may affect your ability to select a beneficiary other than a spouse.

     Youth Certificates

We provide certificates that allow an adult applicant, when applying for a certificate in the name of a youth member, an option to have ownership either in the applicant or in the youth member. If the youth member is the owner of the certificate, the applicant shall retain control over the certificate until the youth member reaches the age of majority. The applicant controller can exercise all rights in the certificate, except for the right of assignment, on behalf of the youth member until the youth member reaches the age of majority. In the event of the death of the applicant controller before the youth member reaches the age of majority, we will recognize that person who has the duty to support the youth member, and/or who in fact does support the youth member, as the person who is entitled to exercise the rights which the applicant controller could have exercised.

     Transferring Ownership

You may absolutely assign your certificate by sending an assignment request to our home office before the annuity starting date. You may not be able to assign a certificate you control for another or a certificate issued in connection with retirement plans. We must receive and approve any assignment request before it is effective. We are not liable for any payment we make or action we take before we receive and approve an assignment. We are not responsible for the validity or tax consequences of any transfer of ownership.

Before you consider assigning, selling, pledging or transferring your certificate, you should consider the tax implications. Generally speaking, assignments are taxable as a complete distribution (surrender) from a deferred annuity contract. The interest of any beneficiary will be subject to any collateral assignment. Any indebtedness and interest charged against your certificate, or any agreement for a reduction in benefits, shall have priority over the interest of any owner, beneficiary or collateral assignee under the certificate.

     Certificates Issued for Certain Retirement Plans.

If your certificate is used in a qualified plan and the owner is the plan administrator or trustee, the plan administrator may transfer ownership to the annuitant if the qualified plan permits. Otherwise, a certificate used in a qualified plan may not be sold, assigned, discounted or pledged as collateral for a loan or as surety for performance of an obligation or for any other purpose, to any person other than as may be permitted by laws applicable to such plans.

     Accumulation Period

The period during which you invest premiums in the variable and/or fixed account under the certificate is the accumulation period. During this time the certificate may increase or decrease in value depending on the performance of the variable account and how much additional premium you invest. For most owners any increase in the certificate's value remains tax-deferred until a distribution is made. Any distributions you take from the certificate during the accumulation period are taxable to the extent there is gain in the certificate. Accumulation period distributions are taxed differently than annuity payments. For annuity payments (periodic payments from a settlement contract), any cost basis in the certificate is prorated over the length of the annuity payment option. Therefore, each annuity payment will consist partially of cost basis (if there is any) and partially of taxable gain (if there is any).

     Valuing Your Certificate

We determine the accumulated value of your certificate on each valuation day (each day that both the New York Stock Exchange and we are open for business). Your certificate's value during the accumulation period is the total of your values in the variable account and the fixed account.

     Variable Account Valuation

Your variable account value is the total value of your subaccounts. When we established each subaccount, we set the subaccount unit value at $10 ($1 for the Money Market Subaccount). The subaccount unit value of a subaccount increases or decreases from one valuation period to the next depending on the investment experience of the underlying fund as well as the daily deduction of charges. We calculate the value of each subaccount by multiplying the number of subaccount units attributable to that subaccount by the subaccount unit value for the subaccount. Any amounts allocated to a subaccount will be converted into subaccount units of the subaccount. We credit subaccount units to your subaccount when you allocate premiums or transfer amounts to that particular subaccount. The number of subaccount units we credit is determined by dividing the premium or other amount credited to the subaccount by the subaccount unit value for that valuation day. We reduce your subaccount units in a subaccount when you withdraw or transfer from that subaccount and by any certificate fee charged to your certificate. The investment experience of the fund underlying each subaccount will cause the subaccount unit value to increase or decrease. In addition, we assess a mortality and expense risk charge, which effectively reduces the value of the subaccount. We make no guarantee as to the value in any subaccount. You bear all the investment risk on the performance of the fund underlying the corresponding subaccounts you choose. Because of all of the factors affecting a subaccount's performance, its value cannot be predetermined.

     Fixed Account Valuation

You may choose to deposit some or none of your money in the fixed account portion of the certificate. This Fixed Account is our general account. We declare the effective annual interest rate that applies to the fixed account each month and this rate shall be at least 3% per year. This effective rate applies to amounts in the fixed account including new premiums or amounts newly transferred from a subaccount (new money) for the certificate year. After that period expires, a new rate will be declared for all deposits and will be effective for another certificate year. The rate of interest in effect at any time for a certificate may differ from the rate or rates in effect for other certificates with different certificate anniversaries. We may declare higher interest rates at our discretion. You bear the risk that interest credited on the fixed account value may not exceed 3% for any 12-month period.

     Dollar Cost Averaging Plan

You may make regular transfers from your money market subaccount to other subaccounts by establishing a dollar cost averaging plan. You may use dollar cost averaging until the amount in your money market subaccount is completely transferred, or the amount remaining is less than your authorized preset amount. You may terminate or change your plan at any time by request that is effective 5 days after we receive it at the home office. If you wish to make a substantial deposit in your certificate, dollar cost averaging allows you to spread your investment in the markets over time to reduce the risk of investing at the top of the market cycle. You may establish a dollar cost averaging plan by obtaining an appropriate form and full information concerning the plan and its restrictions, from your Woodmen Registered Representative or from our home office.

Dollar cost averaging does not ensure a profit or protect against a loss during declining markets. Because such a program involves continuous investment regardless of changing share prices, you should consider your ability to continue the program through times when the unit prices are high.

Transfers among Subaccounts and/or the Fixed Account

You may transfer your certificate's value among the subaccounts and the fixed account subject to a few restrictions outlined in this prospectus. Such transfers must take place during the accumulation period. We will process your requests for transfers that we receive at our home office, in good order, before the close of business on that valuation day, usually 3:00 P.M. Central Time. We will process requests we receive after that time as of the close of business on the following valuation day.

We process a transfer by redeeming subaccount units from the subaccount(s) you specify and reinvesting the proceeds in subaccount units of the other subaccounts and/or the fixed account as you specify. We impose the following restrictions on transfers. You must transfer out at least $100 or, if less, the total value of the subaccount or fixed account from which you are making the transfer. You must transfer in a minimum amount of $50 (or total value if less) to any subaccount or to the fixed account.

You may make twelve free transfers from one or more subaccounts in each certificate year. After that, we will charge you $25 for each subsequent transfer and deduct it from the amount of transfer. Transfers through the Asset Rebalancing Program or dollar cost averaging do not count towards your 12 free transfers.

You may make only one transfer from the fixed account in each certificate year. The transfer may not exceed the greater of $500 or 25% of the total value of the fixed account at the time of transfer. Transfers from the fixed account are not subject to a transfer charge and do not count toward your twelve free transfers. If you want to transfer from the fixed account, we redeem the value you wish to transfer from the fixed account and reinvest that value in subaccount units of the subaccount or subaccounts you have selected.

We did not design the certificate in general or this transfer privilege in particular to give you a way to speculate on short-term market movements. To prevent excessive transfers that could disrupt the management of the Funds and increase transaction costs, we may adopt procedures to limit excessive transfer activity. For example, we may impose conditions and limits on, or refuse to accept, transfer requests that we receive from third parties. Third parties include investment advisers or registered representatives acting under power(s) of attorney from one or more certificate owners. In addition, the Funds may restrict or refuse transactions as a result of certain market timing activities. You should read the Funds' prospectuses for more details.

     Asset Rebalancing Program

You may choose to automatically rebalance your certificate value periodically under the Asset Rebalancing Program. You can elect to participate in the program at the time of application or at a later time. Asset rebalancing may be set up annually, semi-annually or quarterly to begin on the 5th day of the month you select(or the next valuation day if the 5th is not a valuation day.) Before you begin the program, you should determine your investment goals and risk tolerance. After you determine the appropriate allocations and percentages, we will begin allocating your premiums immediately and rebalance according to the schedule you select.

To elect to participate in the program, you must send us a written request at our home office from you. This request will override any previous rebalancing allocations you may have chosen. Rebalancing continues until you stop or change it, which is done in writing (unless a valid telephone election exists for the account) and must be received at the home office at least 5 days before it becomes effective. The fixed account is excluded from this program. We reserve the right to change this program at any time. The Asset Rebalancing Program does not guarantee gains, nor does it assure that any subaccount will not have losses.

     Telephone Transactions

If we receive your signed telephone transaction authorization, you may make certain transactions pursuant to your telephone instructions (telephone request). We may add or limit the types of transactions from time to time. However, we are not able to accept telephone requests for surrenders or transfers among subaccounts from you if we are restricted from doing so by state or federal laws. We will take reasonable steps to confirm that telephone instructions are genuine including, among other things: requiring identifying information, recording conversations and providing written confirmations of transactions. We will not be responsible for the authenticity of instructions received by telephone. We may be liable for losses due to unauthorized or fraudulent instructions only if we fail to observe reasonable procedures.

If several people want to make telephone requests at or about the same time, or if our recording equipment malfunctions, we may not be able to allow any telephone requests at that time. If this happens, you must try again later or submit a written request to our home office. If there is a malfunction with the telephone recording system or the quality of the recording itself is poor, we will not process the transaction.

The phone number for telephone transactions is (000) 000-0000. We reserve the right to suspend or limit telephone transactions.

We do not currently offer Internet transaction capability to certificate owners, but may do so in the future. We will notify you if we begin to offer Internet transactions.

     Access to Your Money before Your Annuity Starting Date

You may make a withdrawal from your accumulated value during the accumulation period if the annuitant is alive and the remaining value of the certificate is at least $1,000. To make a withdrawal you first must make a request to our home office. If in the future we permit you to make a telephone request for a withdrawal or surrender, we may be required to withhold for federal income taxes. Currently, to surrender your certificate and receive your surrender value, you must submit a signed form to our home office. The surrender will not be processed until we receive your surrender request at our home office. You may obtain a form by contacting your Woodmen Registered Representative or by calling us at 000- 000-0000. We generally must receive a withdrawal or surrender request by 3:00 p.m. central time on a valuation day in order to process it on the same day.

We will normally pay you the requested amount within seven days of receiving your request. You will receive the accumulated value less any applicable surrender charge or any applicable certificate fee. In certain cases such as when physical disasters occur that may curtail markets, we may postpone payment of your surrender beyond the seven days, and then only when permitted by law or regulation. You may select the subaccount(s) or fixed account as the source(s) for your withdrawal. However, we must agree to any selection. If you request a withdrawal and do not specify its source (the specific subaccount(s) or fixed account) then we will take the withdrawal on a pro rata basis from each subaccount and fixed account. You may not withdraw less than $250 at one time.

There are legal restrictions on withdrawals from 403(b) certificates (also known as Tax Sheltered Annuities). Certificates issued in connection with qualified plans under section 401 of the Code may also restrict certain distributions. See your plan document for more information.

You should consult your tax adviser regarding the tax consequences of any withdrawal or surrender. A surrender may result in adverse tax consequences, including the imposition of a 10% federal income tax penalty if made before you attain age 59-1/2.

     Systematic Withdrawals

You may make systematic withdrawals from your certificate. These are a series of periodic payments from your certificate based on the payment method you select. You are taxed on each distribution to the extent there is taxable gain in the certificate. This type of withdrawal is not considered annuitization nor are the payments considered annuity payments. You may only establish this payout option during the accumulation period. Payments made to you under this option may be subject to surrender charges. You should consult a tax adviser about the tax consequences of making these systematic withdrawals.

Death of an Owner (not the Annuitant) Before the Annuity Starting Date

We will pay the surrender value to the beneficiary if you die while the annuitant is alive.

Death of an Annuitant before the Annuity Starting Date

We will pay the death proceeds to the beneficiary when the annuitant dies. The death benefit equals the greater of (a) the accumulated value or (b) the minimum death benefit amount. We calculate the death proceeds as of the end of day, if it is a valuation day and we receive such proof prior to the closing of the NYSE, or if received after such closing then as of the end of the next valuation day, unless a state requires otherwise. A beneficiary may elect to receive the death proceeds as a lump sum in order to satisfy the distribution requirements. Other options for death proceeds are available. If the beneficiary requests payment of the death proceeds in a lump sum, we will generally pay it within seven days after we receive due proof of death. Death proceeds are equal to or greater than the minimum value required by law.

If any owner, including any owner who is also the annuitant, dies prior to the annuity starting date, the certificate will continue and the entire certificate benefit must be distributed within five years after the death of the owner, except if any portion of the certificate benefit is payable to a designated beneficiary, within the meaning of section 72(s) (4) of the Internal Revenue Code of 1986, as amended, such portion may be distributed over the life of such beneficiary, or over a period not extending beyond the life expectancy of such beneficiary. Such distributions must begin not later than one year after the date of the owner's death.

If the sole beneficiary is the deceased owner's spouse, the surviving spouse may elect to continue this certificate as his or her own. If the spouse does so choose, upon his or her subsequent death the entire certificate benefit must be distributed as otherwise required by law and the certificate.

The minimum death benefit amount is equal to the sum of premiums paid reduced proportionately by any withdrawals, accumulated at an effective annual interest rate of 4%. After the annuitant's attained age 80, the minimum death benefit amount will no longer be accumulated with interest. The minimum death benefit amount is limited to a maximum of 200% of the total premiums paid reduced proportionately by any withdrawals. A withdrawal will reduce the minimum death benefit amount in the same proportion that the accumulated value was reduced on the date of the withdrawal. For each withdrawal, the reduction is calculated by multiplying the minimum death benefit amount immediately prior to the withdrawal by the ratio of the withdrawal to the accumulated value immediately prior to the withdrawal.

The minimum death benefit is a guaranteed amount in death proceeds, regardless of the current investment performance of your certificate.

Annuity Period

The period when you begin to receive payments based on the amounts you accumulated under your certificate is the annuity period. This period begins on the annuity starting date. At this time we offer payment options only on a fixed basis but we may later offer additional payment options.

     Annuity Starting Date

The date set to start your annuity payments when you apply for your certificate is the annuity starting date. After your first certificate anniversary you may change this date as you desire but you cannot set a date beyond the first of the month after the certificate anniversary on or following the annuitant's 95th birthday. If your certificate is a qualified certificate you may be required to take minimum distributions no matter what annuity starting date you select. Some states may also place limitations on extending an annuity starting date. Your annuity payments will begin on your annuity starting date unless you previously surrendered your certificate or if we have paid out all of the death proceeds to your beneficiary. In those cases no annuity payments will be paid.

     Settlement Option Contracts

If you select an annuity payment option, we will transfer your surrender value on your annuity starting date to our fixed account, and we will issue you a settlement option contract. Your annuity proceeds will not vary with the performance of the variable account. We will pay the annuity proceeds to the payee that you designated. You may not change to a different annuity payment option once your initial selection has been established. Generally, you or your beneficiary will be the payee. The settlement option contract will pay an amount each payment period as selected by you or the beneficiary. The payment periods available are one, three, six and twelve months.

     Annuity Payment Options

The following annuity payment options are generally available to you under the certificate:

Option 1. SINGLE LIFE ANNUITY. An amount will be paid each payment period for a fixed period of years and after that for so long as the payee lives. The fixed period may be between 0 and 20 years. On the death of the payee during the fixed period, payments will continue to the beneficiary of the settlement option contract for the balance of the fixed period.

Option 2. JOINT AND SURVIVOR LIFE ANNUITY. An amount will be paid each payment period for so long as two joint payees are alive. On the death of either payee, the survivor will receive a percentage of the payment for so long as the survivor lives. The percentage of the payment to the survivor may be between 25% and 100%.

Option 3. FIXED PERIOD. An amount will be paid each payment period for a fixed period of up to 30 years.

If the accumulated value is to be paid out under this option and is subject to a surrender charge at the time of election, then:

1. If a period of at least 10 years is selected, the accumulated value will be used in determining the settlement option payment and the surrender charge scale will be transferred to the settlement option contract.

2. If a period of less than 10 years is selected, the surrender charge will be applied and the surrender value will be used in determining the settlement option payment.

Option 4. FIXED AMOUNT. A fixed amount will be paid each period until the certificate benefit held under this option, together with interest on the unpaid balance, is exhausted.

If the accumulated value is to be paid out under this option and is subject to a surrender charge at the time of election, the total amount paid each year can not be more than 12% of the accumulated value. The surrender charge scale will be transferred to the settlement option contract.

If you do not select an option within 60 days of the day we receive due proof of death, we may pay out a lump sum.

With respect to each annuity payment under an option, we may pay more than the amount of the guaranteed payment. However, we also reserve the right to reduce the amount of any current payment that is higher than the guaranteed amount, to an amount not less than the guaranteed amount.

Interest rates applicable to options may be declared monthly with an effective annual guaranteed minimum interest rate of 3%. We may declare higher interest rates at our discretion. We consider numerous factors, including the earnings of the general or special accounts, expenses and mortality charges and experience.

Death of Owner/Payee after the Annuity Starting Date

If an owner/payee dies on or after the annuity starting date and before all of the annuity proceeds have been paid, we must pay any remaining amounts at least as rapidly as payments were being paid.

Certificate Fees and Charges

     Sales Charge

You do not pay any sales charge or sales load when you invest in your certificate.

     Certificate Fee

During the accumulation period we currently deduct an annual $30 certificate maintenance charge. We may change this charge but will never charge more than $45. The charge is deducted on the first day of each certificate year or upon surrender of the certificate if that is earlier. We deduct the charge from your accumulated value in proportion to the amounts in your subaccounts and the fixed account unless a state requires otherwise. The purpose of this charge is to reimburse us for administrative expenses relating to the certificate. We do not deduct this charge if your variable account value is at least $50,000 at the time of assessment. We reserve the right to waive this charge.

     Surrender Charge

We may deduct a surrender charge or "backend load" from any withdrawal or surrender of premiums (including a surrender to effect an annuity other than Options 1 and 2) and on systematic withdrawals. For the purpose of determining your surrender charge, any amount that you withdraw will be treated as coming from premiums in the order in which they were paid. Amounts deducted to pay a surrender charge on a withdrawal are not themselves subject to the surrender charge and are assessed against your remaining account balance(s) rather than reducing your withdrawal.

The length of time between each premium payment and surrender determines the amount of the surrender charge.

The charge is a percentage of the premiums surrendered according to the following schedules:

                    Surrender Charge
Annuitant         Issue Age           Issue Age            Issue Age
                  ---------           ---------            ---------
Premium Year        0-60*<F3>            61-75               76-85
1               7%                  6%                  5%
2               6%                  5%                  4%
3               5%                  4%                  3%
4               4%                  3%                  2%
5               3%                  2%                  1%
6               2%                  1%                  None
7               1%                  None                None
8=                  None                None                None
*<F3>  Applies to all ages in Connecticut

10% Free Withdrawal

In each certificate year, you may make free withdrawals of up to 10% of the accumulated value existing at the time you made the first withdrawal in that certificate year. A free withdrawal is a withdrawal without a surrender charge. This right is not cumulative from certificate year to certificate year, so each certificate year you are only allowed to take a total of up to 10% from your accumulated value without incurring a surrender charge.

     Please Note

Certain withdrawals and surrenders are subject to federal tax penalties and there may be other restrictions on withdrawals and surrenders from qualified plans. See Federal Tax Matters for more information.

     Premium Tax Charge

Currently, we do not assess a charge against the variable account for federal income taxes or state premium taxes. We may make such a charge in the future if income or gains within the variable account result in any federal income tax liability to us or we become subject to state premium taxes.

     Other Taxes

We reserve the right to impose charges or establish reserves for any federal or local taxes that we incur today or may incur in the future and that we deem attributable to the certificates.

     Transfer Charge

You may make twelve free transfers in each certificate year. We will charge $25 for each subsequent transfer.

     Fund Expenses

Each fund pays charges and expenses out of its assets. The prospectuses for the Funds describe the charges and expenses.

Mortality and Expense Risk Charge and Our Risks

We currently charge an annual mortality and expense risk of 1.25% of the average daily net asset value of the variable account. We may raise or lower this charge in the future but the charge will never exceed 1.40%.

     Our Mortality Risk

We assume a mortality risk from our obligation to pay death proceeds to the beneficiary if the annuitant under a certificate dies during the accumulation period. The annuitant may die prior to the annuity starting date at a time when the death benefit guaranteed by the certificate may be higher than the accumulated value of the certificate. The surrender value is lower for certificates under which a surrender charge remains in effect, while the amount of the death proceeds under such certificates is sometimes unaffected by the surrender charge. Accordingly, our mortality risk is higher under such certificates than it would be under otherwise comparable certificates that impose the surrender charge upon payment of death proceeds.

We assume a mortality risk by our contractual obligation to continue to make annuity payments for the entire life of the payee(s) under some payment options that extend for a life (or lives). If certain settlement options are selected, we relieve the payee(s) of the risk of outliving the amounts paid during retirement.

We assume a mortality risk under our annuity purchase rate tables that are guaranteed for the life of your certificate. Our settlement options are based on a guaranteed effective annual interest rate of 3%. Options 1 and 2 are based on a guaranteed effective annual interest rate of 3% using the Annuity 2000 Mortality Table.

     Our Expense Risk

We assume an expense risk under the certificates. If the certificate fee we deduct from the certificates to cover administrative expenses is not sufficient to cover the expenses actually incurred, we can't raise these fees in excess of what is stated in the certificate, i. e. $45. Administrative expenses include such costs as processing premiums, annuity payments, withdrawals, surrenders and transfers; furnishing confirmation notices and periodic reports; calculating the mortality and expense risk charge; preparing voting materials and tax reports; updating the registration statement for the certificates; and actuarial and other expenses.

To compensate us for assuming these mortality and expense risks, we deduct a daily mortality and expense risk charge from the net assets of each subaccount in the variable account. We impose the mortality and expense risk charge on such subaccount in the variable account for the mortality and expense risks assumed under the certificates.

If the mortality and expense risk charge and other charges under a certificate are insufficient to cover the actual mortality costs and administrative expenses incurred by us, we will bear the loss. If the mortality and expense risk charge proves more than sufficient, we will keep the excess for any proper purpose including, among other things, payment of sales expenses. We expect to make a profit from this charge.

General Information about Your Certificates

     The Entire Contract

The entire contract between you and us consists of your certificate including any endorsements or amendments attached; your application including any supplemental documents; and our Articles of Incorporation, Constitution and Laws in force as of the effective date of your certificate. We will not contest the contract.

     Gender Neutral Benefits

Under our settlement options, we distinguish between men and women because of their different life expectancies. However, we do not make any such distinctions for certificates that we issue in the state of Montana. This is because Montana enacted legislation that requires that optional annuity benefits (i.e., the annuity payments under our annuity payment options) not vary based on a person's sex. In Arizona Governing Committee v. Norris, the U.S. Supreme Court held that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Because of this decision, the settlement option rates applicable to certificates purchased under an employment-related insurance or benefit program may not, in some cases, vary on the basis of sex. We will apply unisex rates to certain qualified plans and those plans where an employer believes that the Norris decision applies. Employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris and Title VII generally and any comparable state laws that may be applicable, on any employment-related insurance or benefit plan for which a certificate may be purchased.

     Voting Rights

Certain voting rights are attributable to the funds underlying the variable account portion of the certificates. No voting rights pertain to the fixed account interest. As required by law, we will vote the fund shares held in a subaccount. We will vote according to the instructions of certificate owners who have interests in any subaccount involved in the matter being voted upon. If the 1940 Act or any related regulation should be amended or if the present interpretation of it should change and as a result we determine that we are permitted to vote the Fund shares in our own right, we may elect to do so.

You only have voting interests with respect to Fund shares only during the accumulation period. During the annuity period (during which you receive annuity payments) you have no interest in the Funds and, therefore, you have no voting rights.

We determine the number of votes you have the right to cast by applying your percentage interest in a subaccount to the total number of votes in the variable account attributable to the entire subaccount. We will count fractional shares. We determine the number of votes of the fund you have the right to cast as of the record date. These votes are cast at the meeting of the Fund. We will solicit voting instructions by writing to you before the meeting in accordance with procedures established by a Fund.

Any fund shares held in a subaccount for which we do not receive timely voting instructions we will vote in proportion to the voting instructions we receive for all owners participating in that subaccount. We will vote any fund shares our affiliates or we hold in proportion to the aggregate votes of all shareholders in the fund. We will send to everyone having a voting interest in a subaccount proxy materials, reports and other materials relating to the appropriate fund.

     State Variations

Any state variations in the certificates are covered in a special certificate form for use in that state. This prospectus provides a general description of the certificates. Your actual certificate and any endorsements are the controlling documents. If you lose or misplace your certificate and any endorsements, contact our home office.

     Surplus Refunds and Assessments

If our Board of Directors declares any surplus refunds to certificate owners, we will pay you such surplus refunds. If we pay any such surplus refunds, we will credit them to your subaccount(s) and/or fixed account in the same proportion that premiums would be credited. We do not anticipate any surplus refunds.

If our general account reserves should become impaired (insufficient under certain circumstances to cover our obligations) our Board of Directors may require certificate owners to make additional payments. If payments are not made, it shall be a debt against the certificate accruing interest at 5% per year. No personal liability will attach to a certificate owner but you may recognize taxable income.

     Our Reports to You

We will mail at least annually, a report showing the accumulated value of your certificate as of a date not more than two months prior to the date of mailing and any further information required by any applicable law. We will mail reports to you at your last known address of record. We will also promptly mail a confirmation of each premium, withdrawal, surrender or transfer you make, except that when permitted by law or rule, we may omit sending confirmations for scheduled transactions such as dollar cost averaging or automatic rebalancing programs. Please review confirmations and reports immediately and inform us of any discrepancies. If we do not hear from you within 60 days, we will assume all information is accurate.

Date of Receipt

Unless we state otherwise, the date we receive any premium, written request, telephone request or any other communication is the actual date it is received at our home office in proper form. If we receive them after the close of trading on the New York Stock Exchange, usually 3:00 p.m. central time or on a date which is not a valuation day, we will consider the date of receipt to be the next valuation day.

Payment by Check

If you pay a premium by check, we require a reasonable time for that check to clear your bank before such funds would be available to you for withdrawal. This period of time will not exceed 15 days.

Postponement of Payments and Transactions

We will normally make payments of any surrender value within seven days after we receive your request at our home office. However, we may delay this payment or any other type of payment from the variable account for any period when the New York Stock Exchange is closed for trading other than customary weekend and holiday closings or trading is restricted; an emergency exists, as a result of which it is not reasonably practicable to dispose of securities or to fairly determine their value; or the Securities and Exchange Commission or other legally authorized authority order permits or orders the delay.

We may also postpone transfers and allocations of accumulated value among the subaccounts and the fixed account under these circumstances. We may delay payment of any surrender value from the fixed account for up to six months after we receive a request at our home office.

     Questions about Your Certificate

You may make inquiries regarding the certificate by writing or calling our home office. The address for the home office is Woodmen of the World, 1700 Farnam Street, Omaha, NE 68102. The toll-free telephone number is 000-000-0000.

FEDERAL TAX MATTERS

Introduction

This discussion does not address state or local tax consequences, nor federal estate or gift tax consequences, associated with buying a certificate. In addition, we make no guarantee regarding any tax treatment--federal, state, or local--of any certificate or of any transaction involving a certificate.

This discussion is not exhaustive and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of the law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and the courts.

Tax Status of Woodmen of the World and/or Omaha Woodmen Life Insurance Society

As a fraternal benefit society, we are currently exempt from Federal income taxes under section 501(c)(8) of the Code, and from most types of state and local taxes pursuant to the operation of local law. As a result, no reserve for income taxes is currently charged against or maintained by us with respect to the certificates. We may make charges for such taxes if there is a material change in federal, state or local tax laws attributable to either the variable account or us.

Variable Account Tax Status

The Code generally provides that the income, gains and losses from variable account investments are not income to us so long as the certificates and the variable account meet certain requirements. Because the certificates and the variable account meet such requirements, we anticipate no tax liability resulting from the certificates and, consequently, no reserve for income taxes is currently charged against or maintained by us with respect to the certificates. We may make charges for such taxes if there is a change in federal, state or local tax laws attributable to the variable account.

Taxation of Annuities in General

Tax Deferral during Accumulation Period

Under the Code, except as described below, increases in the certificate value of a non-qualified certificate are generally not taxable to the owner or annuitant until received as annuity payments or otherwise distributed. However, certain requirements must be satisfied for this general rule to apply, including:

the certificate must be owned by an individual (or an individual is treated as the owner for tax purposes), variable account investments must be "adequately diversified", we, rather than you, must be considered the owner of variable account assets for federal tax purposes, and payments must appropriately amortize premium payments and certificate earnings.

Diversification Requirements

For the certificate to be treated as an annuity for federal income tax purposes, variable account investments must be "adequately diversified." The Treasury Secretary has issued regulations prescribing standards for adequately diversifying variable account investments. If the variable account failed to comply with these diversification standards, the certificate would not be treated as an annuity for federal income tax purposes and the owner would generally be taxed on the difference between the certificate value and the premium payments.

Although we do not control variable account investments, we expect that each variable account investment will comply with the diversification requirements prescribed by the Internal Revenue Code and Treasury Department regulations.

Ownership Treatment

In certain circumstances, you as the contract owner may be considered the owner of the assets of the variable account supporting the contract. In those circumstances, income and gains from variable account assets are includible in the your gross income. The Internal Revenue Service ("IRS"), in published rulings, stated that a variable contract owner will be considered the owner of variable account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In addition, the Treasury Department announced, in connection with the issuance of the regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that the IRS would issue guidance by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a segregated asset account] without being treated as owners of the underlying assets." As of the date of this prospectus, the IRS has not issued any such guidance.

The ownership rights under the certificate are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of the assets of a segregated asset account. These differences could result in the owner being treated as the owner of the assets of the variable account and thus subject to current taxation on the income and gains from those assets. In addition, we do not know what standards may be set forth in the regulations or rulings that the Treasury Department has stated it expects to issue. We reserve the right to change the certificate as necessary to attempt to prevent you from being considered the owner of the variable account assets. However, there is no assurance that our efforts would be successful.

Certificates Held by Non-Natural Persons

As a general rule, certificates held by "non-natural persons," such as corporations, trusts or similar entities, are not treated as annuity contracts for federal income tax purposes. The investment income on these certificates is taxed each year as ordinary income received or accrued by the non-natural owner. There are exceptions to this general rule for non-natural owners. Certificates will generally be treated as held by a natural person if the nominal owner is a trust or other entity holding the certificate as an agent for a natural person. However, this special exception does not apply to an employer who is the nominal owner of a certificate under a non-qualified deferred compensation plan for its employees. Because we are a fraternal benefit society, we reserve the right to limit certificate ownership by a non-natural person.

Additional exceptions to this rule include:

certain certificates acquired by a decedent's estate, certain certificates issued in connection with a qualified retirement plan (see "Qualified Plans" below), certain certificates used with structured settlement agreements, and certain certificates purchased with a single premium when the annuity starting date is no later than a year from contract purchase and substantially equal periodic payments are made at least annually.

Delayed Annuity Starting Date

If the Annuity Starting Date occurs (or is scheduled to occur) when the annuitant has reached an advanced age, e.g., past age 85, it is possible that the certificate might not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the certificate could be currently includible in income.

The remainder of this discussion assumes that the certificate will be treated as an annuity for federal income tax purposes.

Taxation of Withdrawals  and  Surrenders

Partial surrenders from a non-qualified certificate are includible in income to the extent the value of the certificate exceeds the "investment in the contract." This amount is referred to as the "income on the contract. Surrenders are also includible in income to the extent they exceed the "investment in the contract." Investment in the contract equals the total of premium payments (to the extent such payments were neither deductible when made or excludible from income as, for example, in the case of certain contributions to Qualified Certificates) minus any amounts previously received from the certificate that were not includible in your income. Withdrawals and surrenders may be subject to a 10% penalty tax. (See "Penalty Tax on Premature Distributions") Withdrawals and surrenders may also be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding") In addition, in the case of withdrawals and surrenders from certain Qualified Certificates, mandatory withholding requirements may apply, unless a "direct rollover" of the amount surrendered is made. (See "Direct Rollovers")

Assignments, Pledges, and Gratuitous Transfers

Other than in the case of Qualified Certificates (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the certificate value is treated for federal income tax purposes as a surrender of such amount or portion. The investment in the contract is increased by the amount includible as income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release).

If an owner transfers a certificate without adequate consideration to a person other than the owner's spouse (or to a former spouse incident to divorce), the owner will be taxed on the difference between his or her certificate value and the investment in the contract at the time of transfer. In such case, the transferee's investment in the contact will increase to reflect the increase in the transferor's income.

If the Board of Directors requires the certificate owner to make additional payments in connection with the general account reserves becoming impaired, and such payments are not made, the debt levied against the certificate will be treated in the same manner as a pledge for federal income tax purposes.

Penalty Tax on Premature Distributions

A 10% penalty tax applies to a taxable payment from a non-qualified certificate unless the payment is:

received on or after the owner reaches age 59 1/2, due to the owner becoming disabled (as defined in the tax law), made to a beneficiary after the owner's death or, for non-natural owners, after the annuitant's death, made as a series of substantially equal periodic payments (at least annually) for the owner's life (or life expectancy) or for the joint lives (or joint life expectancies) of the owner and a designated beneficiary (within the meaning of the tax law), or made under a certificate purchased with a single premium when the annuity starting date is no later than a year from certificate purchase and substantially equal periodic payments are made at least annually.

A similar penalty tax, discussed under "Qualified Plans," applies to Qualified Certificates.

Aggregation of Contracts

The taxable amount of an annuity payment or withdrawal from a non-qualified certificate may be determined by combining some or all of the non-qualified annuity contracts you own. For example, if you purchase a certificate and also purchase another annuity at approximately the same time, the IRS may treat the two as one annuity contract. Similarly, if a person transfers part of his interest in one annuity contract to purchase another annuity, the IRS might treat the two contracts as one contract. In addition, if you purchase two or more certificates from us during any calendar year, these certificates are treated as one annuity contract. The effects of this aggregation are not always clear. However, it could affect the taxable amount of an annuity payment or withdrawal and the amount that might be subject to the 10% penalty tax.

Taxation of Annuity Payments

Normally, the portion of each annuity payment taxable as ordinary income equals the excess of the payment over the exclusion amount. In the case of fixed income payments, the exclusion amount is determined by multiplying (1) the payment by (2) the ratio of the investment in the contract you allocate to the fixed Annuity Payment Option, adjusted for any period certain or refund feature, to the total expected amount of annuity payments for the term of the certificate (determined under Treasury Department regulations).

Once the total amount of the investment in the contract is excluded using the above formula, annuity payments will be fully taxable. If annuity payments stop because the annuitant dies before the total amount of the investment in the contract is recovered, the unrecovered amount generally is allowed as a deduction to the annuitant in the last taxable year.

There may be special income tax issues present in situations where the owner and annuitant are not the same person and are not married to one another. You should consult a tax adviser in those situations.

Annuity payments may be subject to federal income tax withholding requirements (See "Federal Income Tax Withholding"). In addition, in the case of annuity payments from certain Qualified Certificates, mandatory withholding requirements may apply, unless a "direct rollover" of such annuity payments is made.

Taxation of Certificate Benefits at Death

Amounts may be distributed upon your or the annuitant's death. Before the Annuity Starting Date, death benefits are includible in income and:

if distributed in a lump sum are taxed like a full withdrawal (as described above), or if distributed under an Annuity Payment Option are taxed like annuity payments.

After the Annuity Starting Date, where a guaranteed period exists and the annuitant dies before the end of that period, payments made to the beneficiary for the remainder of that period are includible in income and:

if received in a lump sum are includible in income if they exceed the unrecovered investment, or if distributed in accordance with the selected Annuity Payment Option are fully excludible from income until the remaining investment in the contract is deemed to be recovered.

Thereafter, all annuity payments are fully includible in income.

Proceeds payable on death may be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding") In addition, in the case of such proceeds from certain Qualified Certificates, mandatory withholding requirements may apply, unless a "direct rollover" of such proceeds is made. (See "Direct Rollovers")

Loss of Interest Deduction Where Certificates are Held by or for the Benefit of Certain Non-Natural Persons

In the case of a certificate held by a non-natural owner, e.g., a corporation, all or some portion of otherwise deductible interest may not be deductible by the owner. However, this interest deduction disallowance does not affect certificates where the owner is taxable each year on the investment income under the certificate. Entities considering purchasing the certificate, or entities that will be beneficiaries under a certificate, should consult a tax adviser.

Tax-Free Exchanges (1035 Exchanges)

You can exchange certain life insurance, endowment and non-qualified annuity contracts tax free under Section 1035 of the Code. If you already own an annuity or life insurance contract issued by another insurer, you are generally able to exchange that contract for a certificate issued by us without incurring a tax as a result of the exchange. Often these exchanges may result in surrender charges and losses or reductions in benefits such as the guaranteed minimum death benefit. If, after a careful evaluation, you determine an exchange may be in your interest, please make sure you comply with the income tax rules and regulations that apply. For example, to receive tax-free treatment, a contract must be exchanged for the certificate. Please note that if you surrender a contract and apply the proceeds of that contract towards the purchase of a certificate, you will not qualify to receive tax-free treatment under Section 1035 of the Code and you will be taxed in the manner provided under "Taxation of Partial and Full Withdrawals." In addition, to receive tax-free treatment under Code Section 1035, the owner of the new certificate must be the same as the owner of the exchanged certificate. If you are considering such an exchange, you should consult with your professional adviser to ensure that the requirements of
Section 1035 are met.

Qualified Plans

The certificates are also designed for use in connection with retirement plans which receive favorable treatment under the Internal Revenue Code ("Qualified Plans"). Such certificates are referred to herein as "Qualified Certificates." Numerous special tax rules apply to the participants in Qualified Plans and to Qualified Certificates. We make no attempt in this Prospectus to provide more than general information about use of the certificate with the various types of Qualified Plans. State income tax rules applicable to Qualified Plans and Qualified Certificates often differ from federal income tax rules, and this prospectus does not describe any of these differences. Those who intend to use the certificate in connection with Qualified Plans should seek competent advice.

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan. For example, for both withdrawals and annuity payments under certain Qualified Certificates, there may be no "investment in the contract" and the total amount received may be taxable. Also, while currently not permitted by your certificate, loans from Qualified Certificates, where allowed, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan and the manner in which the loan must be repaid. (You should always consult your tax adviser and retirement plan fiduciary prior to exercising loan privileges.)
Both the amount of the contribution that may be made, and the tax deduction or exclusion that you may claim for such contribution, are limited under Qualified Plans.

If this certificate is used with a Qualified Plan, you and the annuitant must be the same individual. For certificates issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act ("ERISA") the spouse or former spouse of the owner will have rights in the certificate. In such a case, the owner may need the consent of the spouse or former spouse to change Annuity Payment Options, to elect a partial automatic withdrawal option, or to make a partial or full surrender of the certificate.

Qualified Certificates are subject to special rules specifying the time at which distributions must begin and the amount that must be distributed each year. For example, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code. An excise tax is imposed for the failure to comply with the minimum distribution requirements. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution. In the case of Individual Retirement Annuities, distributions of minimum amounts must generally begin by April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2. In the case of certain other Qualified Plans, distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. The death benefit under your certificate may affect the amount of the minimum required distribution that must be taken from your certificate.

A 10% penalty tax may apply to the taxable amount of payments from Qualified Certificates. For Individual Retirement Annuities, the penalty tax does not apply to a payment:

received after you reach age 59-1/2, received after your death or because of your disability (as defined in the tax law), or made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and your designated beneficiary (as defined in the tax law).

In addition, the penalty tax does not apply to certain distributions used for qualified first time home purchases or for higher education expenses. Special conditions must be met to qualify for these exceptions. If you wish to take a distribution for these purposes you should consult your tax adviser. Other exceptions may apply.

Qualified Certificates are amended to conform to plan requirements. However, you are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the certificate. In addition, we may not be bound by terms and conditions of Qualified Plans if they are inconsistent with the certificate as it may be amended.

Qualified Plan Types

We may issue certificates for the following types of Qualified Plans.

Individual Retirement Annuities

The Code permits eligible individuals to contribute to an individual retirement annuity known as an "IRA." IRAs limit the amounts contributed, the persons eligible and the time when distributions start. Also, subject to direct rollover and mandatory withholding requirements, distributions from other types of Qualified Plans may be "rolled over" on a tax-deferred basis into an IRA. The certificate may not fund a "Coverdell Education Savings Account" (formerly known as an "Education IRA").

Simplified Employee Pensions (SEP IRAs)

The Code allows employers to establish simplified employee pension plans, using the employees' IRAs. Under these plans the employer may make limited deductible contributions on behalf of the employees to IRAs. Employers and employees intending to use the certificate in connection with these plans should consult a tax adviser.

SIMPLE IRAS

The Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence.

ROTH IRAS

The Code permits contributions to an IRA known as a "Roth IRA." Roth IRAs differ from other IRAs in certain respects, including:

Roth IRA contributions are never deductible, "qualified distributions" from a Roth IRA are excludible from income, mandatory distribution rules do not apply before death, a rollover to a Roth IRA must be a "qualified rollover contribution," under the Code, special eligibility requirements apply, and contributions to a Roth IRA can be made after the owner has reached age 70-1/2.

All or part of an IRA may be converted into a Roth IRA without taking an actual distribution. You may convert by notifying the IRA issuer or trustee. You must be eligible for a qualified rollover contribution to convert an IRA to a Roth IRA. A conversion typically results in the inclusion of some or all of the IRA value in gross income, except that the 10% penalty tax does not apply. Persons with adjusted gross incomes in excess of $100,000 or who are married and file a separate return are not eligible to make a qualified rollover contribution or a transfer in a taxable year from a non-Roth IRA to a Roth IRA.

Any "qualified distribution," as defined in Code Section 408A, from a Roth IRA is excludible from gross income. A qualified distribution includes a distribution made after the certificate has been held for 5 years after you reach age 59-1/2, after your death, because of your disability, or made to a first-time homebuyer.

Tax-Sheltered Annuities

Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations to have their employers purchase annuity certificates for them and, subject to certain limitations, to exclude the amount of purchase payments from taxable gross income. These annuity certificates are commonly referred to as "tax-sheltered annuities." If you purchase a certificate for such purposes, you should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the certificates.

Tax-sheltered annuity certificates must contain restrictions on surrenders of:

contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988, earnings on those contributions, and earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988. These amounts can be paid only if you have reached age 59-1/2, separated from service, died, or becomes disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals generally do not apply to the extent you direct us to transfer some or all of the value of the certificate to the issuer of another tax-sheltered annuity or into a Section 403(b)(7) custodial account.)

Corporate and Self-Employed ("H.R. 10" and "Keogh" ) Pension and Profit-Sharing Plans

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of a certificate in order to provide benefits under the plans.

Direct Rollovers

If the certificate is used with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code, any "eligible rollover distribution" from the certificate will be subject to "direct rollover" and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from such a qualified retirement plan, excluding certain amounts such as:

minimum distributions required under Section 401(a)(9) of the Code, and certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments."

Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the certificate, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain Qualified Plans. Prior to receiving an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

Federal Income Tax Withholding

We withhold and send to the U.S. Government a part of the taxable portion of each distribution unless the payee notifies us before distribution of an available election not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates for the taxable portion of periodic annuity payments are the same as the withholding rates for wage payments. In addition, the withholding rate for the taxable portion of non-periodic payments (including withdrawals prior to the maturity date and conversions of, or rollovers from, non-Roth IRAs to Roth IRAs) is currently 10%. The current federal withholding rate for eligible rollover distributions is 20%.

Other Information

Rights Reserved by Woodmen of the World and/or Omaha Woodmen Life Insurance Society

We reserve the right to make certain changes when such changes would serve your interests or if it would carry out the purposes of your certificate. We can only make these changes when permitted by law and we will also obtain all required approvals. Some examples of such changes are to operate the variable account in any form allowed under the 1940 Act or in any other form allowed by law; add, delete, combine or modify subaccounts in the variable account; restrict or otherwise eliminate any voting rights of certificate owners or other persons who have voting rights as to the variable account. add, delete or substitute, for the fund shares held in any subaccount, the shares of another fund any other investment allowed by law; make any modifications to the certificates necessary to comply with the provisions of the Code or any other applicable federal or state law.

Distribution Arrangements

Woodmen Financial Services, Inc., a Nebraska corporation, is the principal underwriter of your certificates. It is our wholly owned, indirect subsidiary and its offices are located at 1700 Farnam Street, Omaha, NE 68102. Woodmen Financial Services, Inc. is a member of the National Association of Securities Dealers, Inc. (NASD) and a broker-dealer registered with the SEC under the Securities Exchange Act of 1934.

Woodmen Financial Services, Inc.' s registered representatives must also be licensed by state insurance departments to sell the certificates. We may permit selling agreements with other broker-dealer firms to sell the certificates. In addition, we may retain other firms to serve as principal underwriter of the certificates. Certificates may not be available in all states.

Woodmen Financial Services, Inc. uses us as its paying agent to pay its representatives commissions and other distribution compensation on the sale of certificates. This will not result in any charge to you in addition to the charges already described in this prospectus. We will pay representatives a commission of not more than 5% of the premiums paid on the certificates. In addition to direct compensation, representatives may be eligible to receive other benefits based on the amount of earned commissions. Compensation may be paid in the form of non-cash compensation, subject to applicable regulatory requirements.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the certificate. Commissions paid on the certificate, including other incentives or payments, are not charged directly to the owners or the variable account.

Effect of State Laws

Certain provisions of the certificate may vary from state to state in order to conform with applicable state law. This prospectus describes generally applicable provisions. You should refer to your certificate for any variations required by state law.

Legal Proceedings

Like other insurers, we are involved in lawsuits. Currently, there are two class action lawsuits naming us as a defendant. Cecilia R. Sanchez, Ross Manganaro, Phillip Anaya, and Joseph P. Anaya, for themselves and all others similarly situated vs. Woodmen of the World, Seventh Judicial District, County of Socorro, State of New Mexico, No. D-725-CV-01-18, filed February 22, 2001. Jimmy B.Atchison, Peter Ryser, Jr., Clara R. Ryse, Carl W. Bumpers, Myra J. bumpers, Franklin D. Howell, and Jacquelyn S. Howell, on behalf of themselves and all others similarly situated, vs Woodmen of the World Life Insurance Society sometimes d/b/a/ Omaha Woodmen Life Society, F. F. Kay Hawkins, Clayton Frank Kight, Bobby Martin, Raymond K. "Pee Wee" Davidson, David Upchurch, and Jerry Lennon, et al, In the Circuit Court of Clarke County, Alabama, Case No. CV-96-162M, filed September 23, 1996.
There are no lawsuits threatened or pending against the Account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time, there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on us or the Account.

Financial Statements

The audited statutory-basis statements of admitted assets, liabilities and surplus as of December 31, 2002 and 2001, and the related statutory-basis statements of operations, surplus and cash flow for each of the three years in the period ended December 31, 2002, as well as the related Reports of Independent Auditors are contained in the Statement of Additional Information.

The statutory-basis financial statements should be considered only as bearing on the Society's ability to meet its obligations under the certificates. They should not be considered as bearing on the investment performance of the assets held in the Account. No financial information for the Account is included because it had no assets and incurred no liabilities at December 31, 2002.

Order Form

Please send me a copy of the most recent Statement of Additional Information
(SAI) for the Individual Flexible Premium Deferred Variable Annuity certificate.

---------------------------     ------------------------------------------------
    (Date)                        (Name)

--------------------------------------------------------------------------------
            (Street Address)

-----------------------------------------   ----------------- ------------------
         (City)                              (State)             (Zip Code)

Send to: Woodmen of the World and/or Omaha Woodmen Life Insurance Society 1700 Farnam Street Omaha, NE 68102

(YOU MAY ALSO MAKE YOUR REQUEST BY CALLING TOLL-FREE AT 000-000-0000.

STATEMENT OF ADDITIONAL INFORMATION

Dated July 1, 2003

for the:

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CERTIFICATE

Offered By:

Woodmen of the World and/or Omaha Woodmen Life Insurance Society
1700 Farnam Street, Omaha, NE  68102

This Statement of Additional Information (SAI) is not a prospectus, but should be read in conjunction with the prospectus dated July 1, 2003, for Woodmen Variable Annuity Account (the separate account) describing an individual flexible premium deferred variable annuity certificate (certificate) that Woodmen of the World and/or Omaha Woodmen Life Insurance Society is offering to persons eligible for membership in the Society. Terms used in this SAI that are not otherwise defined herein have the same meanings given to them in the prospectus. A copy of the prospectus may be obtained at no charge by writing Woodmen of the World and/or Omaha Woodmen Life Insurance Society, 1700 Farnam Street, Omaha, NE 68102 or by calling (000) 000-0000.

TABLE OF CONTENTS

Page

General Information                     SAI -

Regulation and Reserves                 SAI -

Principal Underwriter                   SAI -

Subaccount                              SAI -

Performance Information                 SAI -

Legal and Accounting                    SAI -

Financial Statements                    SAI -

GENERAL INFORMATION

Woodmen of the World and/or Omaha Woodmen Life Insurance Society (Woodmen) is a fraternal benefit society organized under Internal Revenue Code section 501(c)(8) and established under the laws of the State of Nebraska. Woodmen is a non-profit, non-stock, membership organization licensed to do business in all states. Membership in Woodmen is open to all that share its values and members are joined together for insurance, education, patriotic and volunteer opportunities.

REGULATION AND RESERVES

Woodmen is subject to regulation by the Office of the Commissioner of Insurance of the State of Nebraska and by insurance departments of other states and jurisdictions in which it is licensed to do business. This regulation covers a variety of areas, including benefit reserve requirements, adequacy of insurance company capital and surplus, various operational standards and accounting and financial reporting procedures. Woodmen's operations and accounts are subject to periodic examination by insurance regulatory authorities. The forms of certificates described in the prospectus are filed with and (where required) approved by insurance officials in each state and jurisdiction in which certificates are sold.

Although the federal government generally has not directly regulated the business of insurance, federal initiatives often have an impact on the insurance business in a variety of ways. Federal measures that may adversely affect the insurance business include employee benefit regulation, tax law changes affecting the taxation of insurance companies or of insurance products, changes in the laws that affect the relative desirability of various personal investment vehicles and removal of impediments on the entry of banking institutions into the insurance business. Also, both the executive and legislative branches of the federal government periodically have under consideration various insurance regulatory matters, which could ultimately result in direct federal regulation of some aspects of the insurance business. It is not possible to predict whether this increased regulation will occur or, if so, what the effect on Woodmen would be.

Pursuant to state insurance laws and regulations, Woodmen is obligated to carry on its books, as liabilities, reserves to meet its obligations under outstanding insurance contracts. These reserves are based on assumptions about, among other things, future claims experience and investment returns. Neither the reserve requirements nor the other aspects of state insurance regulation provide absolute protection to holders of insurance contracts, including holders of these certificates, if Woodmen were to incur claims or expenses at rates significantly higher than expected or experience significant unexpected losses on its investments.

If mandated under applicable law, we may be required to reject a premium. We may also be required to block a certificate owner s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits, until instructions are received from the appropriate regulator.

PRINCIPAL UNDERWRITER

Woodmen Financial Services, Inc. (WFS), a wholly-owned, indirect subsidiary of Woodmen, serves as the exclusive principal underwriter of the continuously offered certificates pursuant to a Principal Underwriting and Servicing Agreement to which WFS and Woodmen, on behalf of itself and the separate account, are parties. The certificates will be sold through Woodmen representatives who are licensed by state insurance officials to sell the certificates and who are duly licensed registered representatives of WFS. Representatives of other broker-dealer firms with which WFS has executed a selling agreement may also sell the certificates. In addition, Woodmen may engage other firms to serve as principal underwriters of the certificates. Woodmen has yet to pay any commissions.

SUBACCOUNTS

The following are the funds that will underlie a corresponding subaccount

Fund                                    Subaccount

Summit Pinnacle Series                  Woodmen Variable Annuity
----------------------
Nasdaq-100 Index Portfolio              Nasdaq-100 Index Subaccount

Russell 2000 Small Cap Index Portfolio  Russell 2000 Small Cap Index Subaccount

MSEAFE Portfolio                        MSEAFE Subaccount

S&P MidCap 400 Index Portfolio          S&P MidCap 400 Index Subaccount

S&P 500 Index Portfolio                 S&P 500 Index Subaccount

Lehman Aggregate Bond Index Portfolio   Lehman Aggregate Bond Index Subaccounto

Fidelity Variable Insurance
---------------------------
Products Funds
--------------

VIP Equity Income Portfolio Service     VIP Equity Income Portfolio Service
Class 1                                 Class 1

VIP Contrafund-Portfolio Registered     VIP Contrafund-Portfolio Registered
Trademark Service Class 1               Trademark Service Class 1

VIP Growth Portfolio Service Class 1    VIP Growth Subaccount

VIP Growth & Income Portfolio Service   VIP Growth & Income Subaccount
Class 1

VIP Overseas Portfolio Service Class 1  VIP Overseas Subaccount

VIP Money Market Service Class 1        VIP Money Market Subaccount

PERFORMANCE INFORMATION

The separate account may, from time to time, advertise information relating to the performance of its subaccounts. The performance information that may be presented is not a prediction or guarantee of future investment performance and does not represent the actual return on amounts invested by any particular owner. There is not yet any performance information for the subaccounts.

Money Market Subaccount - Yield and Effective Yield

Advertisements for the certificates may include yield and effective yield quotations for the Money Market Subaccount, which are computed in accordance with standard methods prescribed by the SEC. Under these methods, the Money Market Subaccount s yield is calculated based on a hypothetical pre-existing account having a balance of one Money Market Subaccount's unit at the beginning of a specified seven-day period. Yield is computed by dividing the net change, exclusive of capital changes, in the accumulation unit value during the seven-day period, subtracting a hypothetical charge reflecting deductions from owner accounts, dividing the difference by the accumulation unit value at the beginning of the period to obtain the base period return and multiplying the base period return by the fraction 365/7. The Money Market Subaccount s effective yield is calculated by compounding the base period return (computed as described above) for such period by adding 1 and raising the sum to a power equal to 365/7 and subtracting 1 from the result. Yield and effective yield do not reflect the deduction of certificate, withdrawal or surrender charges. The certificates currently are not subject to charges for state premium taxes.

There is not yet a yield and effective yield for the Money Market Subaccount.

Other Subaccounts

30-Day Yield: Advertisements for the certificates may include 30-day yield quotations for each subaccount other than the Money Market Subaccount, which are computed in accordance with a standard method prescribed by the SEC. These 30-day yield quotations are computed by dividing the net investment income per accumulation unit earned during the period (the net investment income earned by the Fund portfolio attributable to shares owned by the subaccount less expenses incurred during the period) by the offering price per accumulation unit on the last day of the period, according to the following formula that assumes a semi-annual reinvestment of income:

Yield = 2[(((a-b)/cd)+1)^6-1] Where: a = Net dividends and interest earned during the period by the portfolio attributable to the subaccount, b = Expenses accrued for the period (net of reimbursements), c = The average daily number of accumulation units outstanding during the period, d = The accumulation unit value per unit on the last day of the period

Standardized and Non-Standardized Average Annual Total Return. Advertisements for the certificates may also include standardized and non-standardized average annual total return quotations for each subaccount for 1-, 5- and 10-year periods (or the life of the subaccount, if less). Standardized average annual total return quotations are computed in accordance with a standard method prescribed by the SEC. The average annual total return for a subaccount for a specific period is computed by finding the average annual compounded rates of return over the applicable period that would equate the initial amount invested to the ending redeemable value, according to the following formula:

P(1 + T)^n = ERV Where: P    =  A hypothetical initial payment of $1,000 T    =
Average annual total return n    =  Number of years ERV  =  Ending redeemable
value of a hypothetical $1,000 payment made at the beginning of the 1-, 5- or 10-year periods (or fractional portion thereof)

Non-standardized average annual total returns are calculated in the same manner and for the same time periods as the standardized average annual total returns described immediately above, except that the value of the non-standardized total returns do not reflect the effect of the withdrawal or surrender charges that may be imposed at the end of the period (because it is assumed that the certificate will continue through the end of each period) and the annual certificate Maintenance Charge (because the average certificate size is generally expected to be less than $50,000. If reflected, these charges would reduce the performance results presented.

Cumulative Total Return Advertisements for the certificates may also include cumulative total return quotations for each subaccount, for which the SEC has not prescribed a standard method of calculation. Cumulative total return is the non-annualized cumulative rate of return on a hypothetical initial investment of $1,000 in a subaccount for a specified period (hypothetical initial investment). Performance quotations for each subaccount reflect the deduction of all recurring fees and charges applicable to each subaccount, such as the mortality and expense risk charge and certificate maintenance charge, and Fund operating expenses (net of reimbursements), except that yield quotations and non-standardized average annual total return calculations do not reflect any deduction for withdrawal or surrender charges. The certificates are not currently subject to a charge for state premium taxes. Cumulative total return is calculated by finding the cumulative rates of return of the Hypothetical Initial Investment over various periods, according to the following formula and then expressing that as a percentage: C = (ERV/P) - 1 Where: C = Cumulative
total return ERV =   Ending redeemable value of a hypothetical $1,000 payment
made at the beginning of the applicable period P= A hypothetical initial payment of $1,000

Performance Comparisons

The performance of each of the subaccounts may be compared in advertisements and sales literature to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds or series of mutual funds, with investment objectives similar to each of the portfolios in which the subaccounts invest. Such comparisons may be made by use of independent services that monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis, ranking such issuers on the basis of total return, assuming reinvestment of dividends and distributions, but excluding sales charges, redemption fees or certain expense deductions at the separate account level. Some rankings are based on total returns adjusted for withdrawal or surrender charges or may consider the effects of market risk on total return performance.

Companies providing rankings that may be used in advertisements and sales literature include Lipper Analytical Services, Inc., Morningstar, Inc. and the Variable Annuity Research and Data Service.

In addition, each subaccount s performance may be compared in advertisements and sales literature to various benchmarks including but not limited to various Standard & Poor's indexes and Barra growth and value subdivisions thereof, Morgan Stanley Capital International Europe, Australasia and Far East (MSCI
EAFE) Index, Russell Indexes and growth and value subdivisions thereof, Merrill Lynch High Yield Master Index, the Wilshire Small Cap Index and the Lehman Brothers Aggregate Bond Index.

The portfolios may, from time to time, illustrate the benefits of tax deferral by comparing taxable investments to investments made in tax-deferred retirement plans and may illustrate in graph or chart form or otherwise, the benefit of dollar cost averaging by comparing investments made pursuant to a systematic investment plan.

The portfolios may also, from time to time, illustrate the concepts of asset allocation by use of hypothetical case studies representing various life cycles and/or risk levels of a certificate owner.

Legal and accounting

All matters relating to Nebraska law pertaining to the certificates, including the validity of the certificates and our authority to issue the certificates, have been passed upon by Mark Theisen, Esquire,

The Society's statutory-basis financial statements for 2002 have been audited by Ernst & Young LLP, suite 3400, 801 Grand avenue, Des Moines, IA 50309-2764. No financial information for the Account is included because the Account had no assets and incurred no liabilities as of the date of this Statement of Additional Information.

FINANCIAL STATEMENTS

STATUTORY-BASIS FINANCIAL STATEMENTS

Woodmen of the World Life Insurance Society and/or
Omaha Woodmen Life Insurance Society
Years Ended December 31, 2002, 2001, and 2000

               Woodmen of the World Life Insurance Society and/or
                      Omaha Woodmen Life Insurance Society

                      Statutory-Basis Financial Statements

                 Years Ended December 31, 2002, 2001, and 2000

                                    CONTENTS

Report of Independent Auditors...............................................1

Audited Statutory-Basis Financial Statements

Statutory-Basis Statements of Admitted Assets, Liabilities and Surplus.......3
Statutory-Basis Statements of Operations.....................................5
Statutory-Basis Statements of Surplus........................................6
Statutory-Basis Statements of Cash Flow......................................7
Notes to Statutory-Basis Financial Statements................................8

     THE REPORT SET FORTH BELOW IS A COPY OF A PREVIOUSLY ISSUED AUDIT REPORT BY ARTHUR ANDERSEN LLP. THE REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH ITS INCLUSION IN THIS REGISTRATION STATEMENT ON FORM N-4.

                        [ARTHUR ANDERSEN LLP LETTERHEAD]

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Woodmen of the World Life Insurance Society and/or
Omaha Woodmen Life Insurance Society:

We have audited the accompanying statutory statements of admitted assets, liabilities and surplus account of Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society (the Society) as of December 31, 2001 and 2000, and the related statutory statements of operations, changes in surplus account and cash flow for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Society's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall fi-nancial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the statutory financial statements, the Society prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska, which practices differ from accounting principles generally accepted in the United States.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the statutory financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society as of December 31, 2001 and 2000, or the results of its operations or its cash flow for the years then ended.

However, in our opinion, the statutory financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society as of December 31, 2001 and 2000, and the results of its operations and the changes in its surplus account for the years then ended in conformity with accounting practices prescribed by the Insurance Department in the State of Nebraska.

     As explained in Note 1 to the financial statements, effective January 1, 2001, the Society changed its method of accounting to that prescribed in the codified National Association of Insurance Commissioners' Statements of Statutory Accounting Principles and related interpretations prescribed by the Insurance Department of the State of Nebraska.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of selected financial data, summary investment and investment risk interrogatories, as of and for the year ended December 31, 2001, are presented for purposes of additional analysis and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Omaha, Nebraska
March 22, 2002

                         Report of Independent Auditors

The Board of Directors
Woodmen of the World Life Insurance Society and/or
 Omaha Woodmen Life Insurance Society

We have audited the accompanying statutory-basis statement of admitted assets, liabilities and surplus of Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society (the Society) as of December 31, 2002, and the related statutory-basis statements of operations, surplus, and cash flow for the year then ended. These financial statements are the responsibility of the Society's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statutory-basis statement of admitted assets, liabilities, and surplus of Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society as of December 31, 2001, and the related statutory-basis statements of operations, surplus and cash flow for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations and, whose report dated March 22, 2002, expressed an opinion that those statements were not fairly presented in accordance with accounting principles generally accepted in the United States, but were fairly presented in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska and included an explanatory paragraph that disclosed the change in various accounting policies to be in accordance with the revised NAIC Accounting and Procedures Manual discussed in
Note 2 to the financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Society presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1.

The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society at December 31, 2002 or the results of its operations or its cash flow for the year then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society at
December 31, 2002, and the results of its operations and its cash flow for the year then ended in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska.

                                  /s/Ernst & Young LLP

Des Moines, Iowa
April 2, 2003

               Woodmen of the World Life Insurance Society and/or
                      Omaha Woodmen Life Insurance Society

                     Statutory-Basis Statements of Admitted
                        Assets, Liabilities and Surplus
                                 (In Thousands)

                                                             DECEMBER 31
                                                         2002         2001
                                                         ----         ----
ADMITTED ASSETS
Cash and invested assets:
 Bonds                                               $4,102,314    $3,655,663
 Common stocks                                          128,645       202,545
 Mortgage loans                                       1,123,356     1,113,630
 Properties occupied by the Society                      21,669        21,597
 Real estate held for the production of income           78,954        81,834
 Real estate held for sale                               14,152        14,509
 Certificate loans                                      157,334       154,824
 Cash and short-term investments                        125,746        92,091
 Call options                                             4,600        20,541
 Other invested assets                                    5,814         1,872
                                                     ----------    ----------
Total cash and invested assets                        5,762,584     5,359,106

Investment income due and accrued                        77,921        74,624
Amounts recoverable from reinsurers                         377           942
Electronic data processing equipment                        820         1,101
Other assets                                                938           837
Separate account assets                                  67,238        55,702
                                                     ----------    ----------
Total admitted assets                                $5,909,878    $5,492,312
                                                     ----------    ----------
                                                     ----------    ----------

                                                             DECEMBER 31
                                                          2002         2001
                                                          ----         ----
LIABILITIES AND SURPLUS
Liabilities:
 Aggregate reserves for certificates and contracts:
  Life and annuity                                   $4,347,902   $3,933,943
  Accident and health                                    16,967       17,364
 Liability for deposit-type contracts                   564,380      566,233
 Certificate and contract claims                         20,271       17,827
 Other certificateholders' funds                          6,521        6,526
 Refunds to members                                     126,973      128,570
 Accrued commissions, general expenses, and taxes        21,828       20,642
 Amounts withheld by Society as agent or trustee          8,379        4,139
 Liability for postretirement benefits                   24,304       20,901
 Liability for employees' and fieldworkers' benefits     10,622       10,745
 Interest maintenance reserve                            56,895       55,279
 Asset valuation reserve                                 89,567       94,303
 Other liabilities                                       13,072       10,389
 Covered equity call option liability                         -            5
 Separate account liabilities                            67,238       55,702
                                                     ----------   ----------
Total liabilities                                     5,374,919    4,942,568

Surplus                                                 534,959      549,744
                                                     ----------   ----------
Total liabilities and surplus                        $5,909,878   $5,492,312
                                                     ----------   ----------
                                                     ----------   ----------

See accompanying notes.

               Woodmen of the World Life Insurance Society and/or
                      Omaha Woodmen Life Insurance Society

                    Statutory-Basis Statements of Operations
                                 (In Thousands)

                                                      YEAR ENDED DECEMBER 31
                                                   2002        2001       2000
                                                   ----        ----       ----
Income:
 Premiums and other considerations:
  Life and annuities                          $  713,887    $521,543   $488,773
  Other                                            7,711       9,135      9,212
 Investment income, net of investment
  expenses: 2002 - $25,827; 2001 - $24,921;
  2000 - $24,395                                 357,028     335,959    327,567
 Amortization of interest maintenance reserve      6,402       5,246      4,023
 Commissions on reinsurance ceded and other
  income                                             847         749        853
                                              ----------    --------   --------
Total income                                   1,085,875     872,632    830,428

Benefits and expenses:
 Benefits:
  Life                                           113,234     106,175     99,893
  Annuity                                         96,730     101,089    142,118
  Surrender                                       86,746      90,531     99,362
  Other                                           37,299      38,162     21,819
 Increase in aggregate reserves for
  certificates and contracts and other
  certificateholders' funds                      413,562     212,391    148,212
 Commissions                                      60,817      46,219     42,811
 General insurance and fraternal expenses         96,796      92,013     85,845
 Insurance, taxes, licenses and fees               6,228       5,457      5,200
 Other, net                                        7,632       7,194      6,733
                                              ----------    --------   --------
Total benefits and expenses                      919,044     699,231    651,993
                                              ----------    --------   --------


Net gain from operations before refunds to
 members and net realized capital gains
 (losses)                                        166,831     173,401    178,435
Refunds to members                               135,764     134,699    146,945
                                              ----------    --------   --------

Net gain from operations before net realized
 capital gains (losses)                           31,067      38,702     31,490

Net realized capital gains (losses)              (20,092)     15,504     31,336
                                              ----------    --------   --------
Net income                                    $   10,975    $ 54,206   $ 62,826
                                              ----------    --------   --------
                                              ----------    --------   --------

See accompanying notes.

               Woodmen of the World Life Insurance Society and/or
                      Omaha Woodmen Life Insurance Society

                     Statutory-Basis Statements of Surplus
                                 (In Thousands)

                                                     YEAR ENDED DECEMBER 31
                                                  2002        2001       2000
                                                  ----        ----       ----

Balance at beginning of year                    $549,744    $583,393   $549,006
Net income from operations                        10,975      54,206     62,826
Change in net unrealized capital gains           (32,710)    (67,119)   (21,611)
  or losses
Change in asset valuation reserve                  4,736      (6,514)    (3,747)
Change in nonadmitted assets                       2,214      (1,072)    (3,081)
Cumulative effect of changes in accounting
 principles (Note 2)                                   -     (13,150)         -
                                                --------    --------   --------
Total surplus                                   $534,959    $549,744   $583,393
                                                --------    --------   --------
                                                --------    --------   --------

See accompanying notes.

               Woodmen of the World Life Insurance Society and/or
                      Omaha Woodmen Life Insurance Society

                    Statutory-Basis Statements of Cash Flow
                                 (In Thousands)

                                                      YEAR ENDED DECEMBER 31
                                                  2002        2001       2000
                                                  ----        ----       ----
OPERATING ACTIVITIES
Premium and annuity considerations              $713,943    $521,840   $488,717
Other premiums, considerations and deposits        7,711       9,135      9,211
Investment income, net                           376,608     362,564    350,965
Commissions and expense allowances on
 reinsurance ceded                                   241         251        304
Other income                                         613         485        588
                                               ---------    --------   --------
Total cash provided by operations              1,099,116     894,275    849,785

Life claims paid                                (114,046)   (107,040)  (104,108)
Annuity benefits paid                            (96,730)   (101,089)  (142,118)
Surrender benefits paid                          (86,749)    (90,646)   (99,185)
Other benefits to members paid                   (41,939)    (42,290)   (25,627)
Commissions and other expenses paid             (162,924)   (154,899)  (133,365)
Refunds paid to members                         (137,361)   (139,125)  (143,930)
                                               ---------    --------   --------
Total cash used in operations                   (639,749)   (635,089)  (648,333)
                                               ---------    --------   --------
Net cash provided by operating activities        459,367     259,186    201,452

INVESTING ACTIVITIES
Proceeds from investments sold or matured:
 Bonds                                           521,369     601,277    226,879
 Stocks                                           55,115      53,706     36,128
 Mortgage loans                                  201,503     178,845     81,478
 Real estate                                       4,784      13,714      8,317
 Other invested assets                               700       8,499      9,844
 Miscellaneous proceeds                                -          15      3,182
                                               ---------    --------   --------
Total investment proceeds                        783,471     856,056    365,828

Cash applied, cost of investments acquired:
 Bonds                                          (969,103)   (863,992)  (312,090)
 Stocks                                          (27,743)    (44,624)   (63,594)
 Mortgage loans                                 (207,196)   (142,868)  (128,985)
 Real estate                                      (6,638)     (4,503)   (10,463)
 Other invested assets                            (3,893)    (10,291)       (58)
 Miscellaneous applications                       (3,708)     (4,144)   (11,687)
                                               ---------    --------   --------
Total investment applications                 (1,218,281) (1,070,422)  (526,877)

Net increase in certificate loans                 (2,369)     (2,705)    (3,318)
                                               ---------    --------   --------
Net cash used in investing activities           (437,179)   (217,071)  (164,367)

Other cash provided by (used in) financing
 activities and miscellaneous sources             11,467     (13,908)     9,774
                                               ---------    --------   --------

Net increase in cash and short-term investments   33,655      28,207     46,859

Cash and short-term investments at beginning of
 year                                             92,091      63,884     17,025
                                               ---------    --------   --------

Cash and short-term investments at end of year $ 125,746    $ 92,091   $ 63,884
                                               ---------    --------   --------
                                               ---------    --------   --------

See accompanying notes.

               Woodmen of the World Life Insurance Society and/or
                      Omaha Woodmen Life Insurance Society

                 Notes to Statutory-Basis Financial Statements
                             (Dollars in Thousands)

                               December 31, 2002

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society (the Society) is a nonprofit fraternal benefit society incorporated in the State of Nebraska, exempt from tax under IRC Section 501(c)(8). The Society does business using the name "Omaha Woodmen Life Insurance Society" in the following states: California, Colorado, Idaho, Montana, Nevada, Oregon, Utah, Washington, and Wyoming. In all other states, the Society is known as Woodmen of the World Life Insurance Society.

The Society operates in the individual insurance market, with emphasis on life and annuity products. The vast majority of the Society's premiums are in the family market, resulting in a relatively small average size certificate issued and in force. The Society markets its products through a captive field force and is licensed in all 50 states and the District of Columbia.

WFS Holdings, Inc. was established on June 4, 2001 as a wholly owned subsidiary of the Society and operates as a holding company for subsidiary entities of the Society.

Woodmen Financial Services, Inc. was incorporated as a wholly owned subsidiary of WFS Holdings, Inc. on July 9, 2001, and began operating as an introducing broker-dealer on July 1, 2002 to engage in the sale of non-proprietary mutual funds and variable products (expected to begin in 2003) offered by the Society to its members.

BASIS OF PRESENTATION

The Society's financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska (statutory accounting practices), which practices differ in some respects from accounting principles generally accepted in the United States
(GAAP).

The more significant differences between statutory accounting practices and GAAP are as follows:

Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on their National Association of Insurance Commissioners' (NAIC) rating for statutory purposes. For GAAP purposes, such investments in fixed maturities are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments in fixed maturities are reported at amortized cost. The remaining investments in fixed maturities are reported at fair value with the unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of surplus for those designated as available-for-sale.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. Prior to April 1, 2001 under GAAP, the effect of changes in prepayment assumptions was accounted for in the same manner. Effective April 1, 2001 for GAAP purposes, all securities, purchased or retained, that represent beneficial interest in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS, and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the discounted fair value. If high credit quality securities are adjusted, the retrospective method is used.

For statutory purposes, valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, valuation allowances would be established when the Society determines it is probable that it will be unable to collect all amounts (both principal and interest) due according to the contractual terms of the loan agreement. Such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the underlying real estate. The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to surplus for statutory purposes, rather than being included as a component of operations as would be required by GAAP.

Investment and foreclosed real estate are carried at the lower of cost or market and are reported net of related obligations for statutory purposes rather than at cost less accumulated depreciation under GAAP. Investment income and operating expenses include rent for the Society's occupancy of those properties for statutory purposes.

Under a formula determined by the NAIC, the Society defers in the Interest Maintenance Reserve (IMR) the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity. Realized capital gains and losses are reported in operations net of transfers to the IMR for statutory purposes rather than reported in the statements of operations in the period that the asset giving rise to the gain or loss is sold under GAAP.

The Asset Valuation Reserve (AVR) provides a valuation allowance for invested assets. The AVR is determined by NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

The accounts and operations of the Society's subsidiaries are not consolidated with the accounts and operations of the Society as would be required under GAAP.

The costs of acquiring and renewing business are charged to current operations as incurred for statutory purposes rather than deferred and amortized over the premium-paying period or in proportion to the present value of expected gross profit margins for GAAP purposes.

Certain assets designated as "nonadmitted" are excluded from the accompanying statutory-basis balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet.

Certificate reserves on traditional life insurance products are based on statutory mortality rates and interest which may differ from reserves based on reasonable assumptions of expected mortality, interest and withdrawals used for GAAP purposes, which include a provision for possible unfavorable deviation from such assumptions.

Certificate reserves on certain investment products use discounting methodologies based on statutory interest rates rather than full account values under GAAP.

Expense allowances on reinsurance ceded are credited to income at the time the premium is ceded.

Reinsurance amounts are netted against the corresponding receivable or payable balances for statutory purposes rather than shown as gross amounts on the statements of financial position under GAAP.

Revenues for universal life-type policies and annuity policies with mortality or mortality risk consist of premiums received and benefits incurred represent the total death benefits paid and the change in policy reserves for statutory purposes. Under GAAP, revenues include only policy charges for the cost of insurance, certificate initiation and administration, surrender charges and other fees that have been assessed against certificate account values, and benefits represent the excess of benefits paid over the policy account value and interest credited to the account values.

Expenses for pension benefits and postretirement benefits other than pensions are recognized in accordance with the statutory method which does not accrue for the non-vested employees or future earnings considerations rather than including active participants not currently eligible and future earnings considerations for GAAP purposes.

Refunds to members are recognized when declared for statutory purposes rather than over the term of the related policies under GAAP.

The effects of the foregoing variances from GAAP have not been determined, but are presumed to be material.

SIGNIFICANT RISKS

The following is a description of what management believes to be significant risks facing diversified financial service organizations and how the Society mitigates those risks:

Legal or regulatory risk is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products. The Society mitigates this risk by offering a wide range of products and operating throughout the United States, thus reducing its exposure to any single product or jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

Credit risk is the risk that issuers of securities owned by the Society or borrowers on mortgage loans on real estate will default or that other parties that owe the Society money, will not pay. The Society minimizes or manages this risk by continually challenging its investment strategy, and by maintaining sound credit and collection policies.

Interest rate risk is the risk that interest rates will change and cause a decrease in the value of the Society's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Society mitigates this risk by charging fees for certain certificateholders' contract terminations, by offering products that transfer this risk to the purchaser and by attempting to match the maturity schedule of its assets with the expected payout of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of the Society's statutory-basis financial statements and accompanying notes requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed in the statutory-basis financial statements and accompanying notes.

CASH AND SHORT-TERM INVESTMENTS

In connection with preparation of its statutory-basis statements of cash flow, the Society considers all highly liquid investments with a maturity of one year or less when purchased to be short-term investments.

INVESTMENTS

Securities are valued in accordance with methods prescribed by the NAIC. Bonds are stated principally at cost, adjusted for amortization of premiums and accretion of discounts, both computed using the interest method, and adjusted for other than temporary declines in fair value. For the loan-backed securities included in the bond portfolio, the Society uses the prospective adjustment method for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of these securities. Prepayment assumptions for publicly traded premium/discount loan-backed securities were obtained from Bloomberg. Privately placed loan-backed securities do not require adjustments for prepayment risks due to provisions within the terms and conditions of the notes. The Society used valuations provided by the NAIC Securities Valuation Office or, as per valuation instructions, provided by them. Common stocks are reported at market for unaffiliated companies and adjusted for other than temporary declines in fair value. For the Society's noninsurance subsidiary, the common stock is carried at the statutory equity in admitted net assets.

Mortgage loans are stated at the unpaid principal balance less any unearned discount. The Society records impaired loans at the present value of expected future cash flows discounted at the loan's effective interest rate, or as an expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.

Real estate occupied by the Society and real estate held for the production of income are reported at depreciated cost, net of encumbrances. Investment real estate that the Society has the intent to sell is reported at the lower of depreciated cost or fair value, net of encumbrances. Depreciation is calculated on both a straight-line basis and an accelerated basis over the estimated useful lives of the properties.

Certificate loans are stated at unpaid principal balances.

During 2002 and 2001, the Society sold participations in certain mortgage loans for consideration of approximately $84.9 million and $52.6 million, respectively, resulting in gains of approximately $3.9 million and $1.9 million. The gains were credited to the statutory statements of operations and are carried as an other invested asset on the statutory statements of admitted assets, liabilities, and surplus. This asset represents the discounted cash flow value of the difference in the participation interest rate and the underlying interest rate on the mortgage loans and will be amortized over the life of the participation agreement.

Net realized capital gains and losses on investments are determined using the specific identification basis.

The AVR provides a reserve for losses from investments in bonds, preferred and common stocks, mortgage loans, real estate and other invested assets, with related increases or decreases being recorded directly to surplus. Unrealized capital gains and losses on investments, including changes in mortgage and security reserves, are recorded directly in surplus. Comparable adjustments are also made to the AVR. Declines in value deemed to be other than temporary are charged to the statutory-basis statement of operations as realized losses.

The IMR primarily defers certain interest-related gains and losses on sales of fixed income securities which are amortized into net investment income over the estimated remaining lives of the investments sold.

DERIVATIVES

The Society may take positions from time to time in certain derivative instruments to manage the impact of changes in interest rates, the change in equity market values, or equity indexes on certain certificate liabilities. Financial instruments used for such purposes include S&P 500 European call options and covered equity call options. As of December 31, 2002 and 2001, the Society has not entered into any interest rate hedging instruments. The Society's use of derivatives is further described in Note 5.

Derivative instruments are valued consistently with the accounting treatment of the underlying security. Over-the-counter S&P 500 European call options are carried at market value, based upon binomial calculations that are compared to valuations received from brokers for reasonableness. The liability for short positions in covered equity calls sold for the production of income is carried at market value based upon exchange values.

The Society's risk of loss is typically limited to the fair value of its derivative instruments and not to the notional or contractual amounts of these derivatives. Risk arises from changes in the fair value of the underlying instruments. The Society is also exposed to credit losses in the event of nonperformance of the counterparties. This credit risk is minimized by purchasing such agreements from financial institutions with high credit ratings and by establishing and monitoring exposure limits.

SECURITIES LENDING

In order to generate income and to offset expenses, the Society lends portfolio securities to registered broker-dealers or other eligible parties. Loans of securities may not exceed 20% of the Society's total admitted assets and are collateralized by cash and/or U.S. Government securities that are maintained at all times in an amount equal to at least 102% of the current market value of the loaned securities, including accrued interest. The trust department of a financial institution administers the Society's securities lending program. The administrator monitors the adequacy of the collateral daily and requires the borrower to provide additional collateral in the event the value of the collateral falls below 102% of the market value of the securities on loan. While such securities are on loan, the borrower will pay the Society any income accruing thereon, and the Society earns income on the collateral received, thus increasing its return. The Society has the right to call any such loan and obtain the securities loaned at any time as allowed by required notice provisions. The loaned securities remain the property of the Society and therefore continue to be carried and accounted for as invested assets. The Society pays fees in connection with such loans. Since the Society does not have general use of the collateral, the collateral is not reflected in the accompanying statutory statements of admitted assets, liabilities, and surplus.

At December 31, 2002 and 2001, the following securities were loaned to broker-dealers and other eligible parties:

                                                 2002          2001
                                                 ----          ----

 Common stock, at market value                 $121,671       $ 91,984
 Bonds, at cost                                 585,355        392,082
                                               --------       --------
 Total                                         $707,026       $484,066
                                               --------       --------
                                               --------       --------

RESERVES FOR INSURANCE, ANNUITY AND ACCIDENT AND HEALTH CERTIFICATES

Life, annuity, and accident and health disability benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed certificate cash values or the amounts required by the Insurance Department of the State of Nebraska. The Society waives deduction of deferred fractional premiums on the death of life and annuity certificate insureds and returns any portion of the final premium beyond the date of death. Surrender values on certificates do not exceed the corresponding benefit reserves. Substandard certificates are valued on the same basis as standard certificates. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves or the net premiums exceed the gross premiums on any insurance in force.

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies is equal to the guaranteed interest credited to these funds during the year.

The liability for unpaid accident and health claims is an estimate of the ultimate net cost of all reported and unreported losses not yet settled. This liability is estimated using actuarial analyses and case basis evaluations. Although considerable variability is inherent in such estimates, the Society believes that the liability for unpaid claims is adequate. These estimates are continually reviewed and, as adjustments to this liability become necessary, such adjustments are reflected in current operations.

Reserves for the Society's equity-indexed annuity product are calculated using the Market Value Reserve Method. Updated market values on the call options backing this product are used in the determination of reserves. The method used for determining the fair values of the call options used in calculating the aggregate reserve liability for the equity-indexed annuity product is the same method used in establishing the statement value of the call options on the asset side of the statutory statements of admitted assets, liabilities, and surplus.

REVENUE RECOGNITION AND RELATED EXPENSES

Life premiums are recognized as income over the premium paying period of the related certificates. Annuity considerations are recognized as revenue when received. Deposits on deposit-type contracts are entered directly as a liability when received. Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Expenses incurred in connection with acquiring new insurance business, including acquisition costs such as commissions, are charged to operations as incurred.

REINSURANCE

The Society reinsures certain risks related to a small portion of its life and accident and health insurance business. Reinsurance premiums, expenses and reserves related to reinsured business are accounted for on a basis consistent with that used for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other entities (2002 - $7,082; 2001 - $6,212; and 2000 - $5,434) are reported as a reduction of premium income and insurance reserves applicable to reinsurance ceded have also been reported as reductions of reserves (2002 - $13,194 and 2001 - $12,070). The Society is contingently liable with respect to reinsurance ceded to other entities in the event the reinsurer is unable to meet the obligations that it has assumed.

SEPARATE ACCOUNTS

The Society's Separate Accounts back a portion of the Retirement Plan liabilities with common stock. As of December 31, 2002 and 2001, the market value of common stocks used to back Retirement Plan liabilities was $67,059 and $55,650, respectively. The assets and liabilities relating to the Separate Accounts have been shown as a separate line item on the statutory statement of admitted assets, liabilities, and surplus.

FRATERNAL BENEFIT EXPENSES

Fraternal benefit expenses represent expenditures made primarily for membership activities.

OTHER

Nonadmitted assets (principally certain investments, receivables and furniture and equipment) have been excluded from the statements of admitted assets, liabilities and surplus by a charge to surplus.

Refunds to be paid to certificateholders are determined annually by resolution of the Society's Board of Directors. The aggregate amount of certificate refunds is related to actual interest, mortality, morbidity, and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by the Society. Certificateholders may receive their refund in cash, apply the refund to the purchase of fully paid-up insurance, apply the refund as renewal premium, or leave the refund on deposit with the Society to accumulate interest. An estimated provision has been made for dividends expected to be paid in the following calendar year.

Other admitted assets are valued as prescribed by the Nebraska insurance laws.

RECLASSIFICATIONS

Certain amounts appearing in the Society's 2001 and 2000 statutory-basis financial statements have been reclassified to conform to the 2002 statutory-basis financial statement presentation.

2. ACCOUNTING CHANGES

The Society prepares its statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska. Effective January 1, 2001, the State of Nebraska required that insurance companies domiciled in the State of Nebraska prepare their statutory-basis financial statements in accordance with the revised NAIC Accounting Practices and Procedures Manual subject to any deviations prescribed or permitted by the State of Nebraska insurance commissioner.

Accounting changes adopted to conform to the provisions of the revised NAIC Accounting Practices and Procedures Manual are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of surplus at the beginning of the year and the amount of surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, the Society reported a change of accounting principle as an adjustment that decreased surplus by $13,150 as of January 1, 2001. This amount included an increase to the pension liability for vested employees and fieldworkers of $12,711 and an adjustment in the depreciable lives of electronic data processing equipment which was a decrease to surplus of $439.

3. BUSINESS COMBINATIONS AND GOODWILL

The Society merged with Neighbors of Woodcraft (NOW) effective July 1, 2001. Neighbors of Woodcraft marketed individual life, annuity, and accident and health products. The Society was the surviving entity. The transaction was accounted for as a statutory merger as Neighbors of Woodcraft was also a fraternal organization. Former Neighbors of Woodcraft members are now members of the Society and subject to its Constitution and Laws. The results of operations of the previously separate entities for the six months ended June 30, 2001 were reported on a statutory basis as follows:

                                                  SOCIETY          NOW
                                                  -------          ---
 Revenue                                          $412,428        $879
 Net income                                         32,853        (482)
 Change in surplus                                 (35,605)       (484)

As required by Statements of Statutory Accounting Principles (SSAP) No. 68, Business Combinations and Goodwill, the 2000 statutory financial statements were restated to include Neighbors of Woodcraft.

4. INVESTMENTS

The amortized cost and estimated market value of bonds and common stocks as of December 31, 2002 and 2001 are as follows:

                                               GROSS       GROSS     ESTIMATED
                                 AMORTIZED  UNREALIZED   UNREALIZED   MARKET
                                   COST        GAINS       LOSSES      VALUE
                                 ---------  ----------   ----------  ---------
 DECEMBER 31, 2002
 Bonds:
  United States Government and
   agencies                     $   90,794   $  8,956    $      -    $   99,750
  States and political
   subdivisions                     19,439          -           -        19,439
  Foreign Governments                  200          -          (2)          198
  Corporate securities           3,213,060    181,912     (23,548)    3,371,424
  Mortgage- and asset-backed
   securities                      778,821     16,565           -       795,386
                                ----------   --------    --------    ----------
                                $4,102,314   $207,433    $(23,550)   $4,286,197
                                ----------   --------    --------    ----------
                                ----------   --------    --------    ----------

 Common stocks:
  Affiliated                    $    1,610   $      -    $ (1,000)   $      610
  Unaffiliated                      95,716     43,949     (11,630)      128,035
                                ----------   --------    --------    ----------
                                $   97,326   $ 43,949    $(12,630)   $  128,645
                                ----------   --------    --------    ----------
                                ----------   --------    --------    ----------




                                               GROSS       GROSS     ESTIMATED
                                 AMORTIZED  UNREALIZED   UNREALIZED   MARKET
                                   COST        GAINS       LOSSES     VALUE
                                 ---------  ----------   ----------  ---------
 DECEMBER 31, 2001
 Bonds:
  United States Government and  $  130,142   $  3,798    $     (1)   $  133,939
   agencies
  States and political              19,924         70           -        19,994
   subdivisions
  Foreign Governments                  200          -           -           200
  Corporate securities           2,900,774     69,329     (20,481)    2,949,622
  Mortgage- and asset-backed
   securities                      604,623      5,175           -       609,798
                                ----------   --------    --------    ----------
                                $3,655,663   $ 78,372    $(20,482)   $3,713,553
                                ----------   --------    --------    ----------
                                ----------   --------    --------    ----------


 Common stocks:
  Affiliated                    $       60   $      -    $      -    $       60
  Unaffiliated                     139,780     96,792     (34,087)      202,485
                                ----------   --------    --------    ----------
                                $  139,840   $ 96,792    $(34,087)   $  202,545
                                ----------   --------    --------    ----------
                                ----------   --------    --------    ----------

The market value of bonds are determined by the NAIC. Such values are generally based on quoted market values, where available. However, for securities not actively traded (including many mortgage-backed securities), the NAIC will assign the amortized value as fair value.

The amortized cost and estimated market value of bonds at December 31, 2002, by final contractual maturity, are shown below. Expected maturities will differ from final contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                 AMORTIZED   EMARKETED
                                                   COST        VALUE
                                                 ---------   ---------

 Due in one year or less                        $  224,304  $  226,130
 Due one through five years                        944,657     988,970
 Due five through ten years                      1,664,902   1,766,327
 Due after ten years                               489,630     509,384
                                                ----------  ----------
                                                 3,323,493   3,490,811
 Mortgage-backed and other securities
  without a single maturity date                   778,821     795,386
                                                ----------  ----------
                                                $4,102,314  $4,286,197
                                                ----------  ----------
                                                ----------  ----------

Major categories of net investment income for the years ended December 31 are summarized as follows:

                                            2002        2001       2000
                                            ----        ----       ----

 Bonds                                    $269,987   $249,583    $241,270
 Common stocks (unaffiliated)                3,269      4,114       5,909
 Mortgage loans                             87,159     87,068      84,324
 Real estate                                26,574     28,052      28,768
 Certificate loans                          10,844     10,626      10,365
 Cash and short-term investments             2,040      2,534       2,860
 Other invested assets                         115      1,001       1,145
 Derivative instruments                    (18,832)   (23,933)    (23,997
 Other                                       1,699      1,835       1,318
                                          --------   --------    --------
                                           382,855    360,880     351,962
 Less investment expenses                   25,827     24,921      24,395
                                          --------   --------    --------
                                          $357,028   $335,959    $327,567
                                          --------   --------    --------
                                          --------   --------    --------

At December 31, 2002 and 2001, delinquent investment income due and accrued of $947 and $1,063, respectively, was nonadmitted from the accompanying statutory-basis statements of admitted assets, liabilities, and surplus.

The major components of realized capital gains (losses) on investments reflected in operations and unrealized capital gains (losses) on investments reflected directly in surplus for the years ended December 31 are summarized as follows:

                                          REALIZED                   CHANGE IN UNREALIZED

                                  2002        2001      2000       2002        2001        2000
                                  ----        ----      ----       ----        ----        ----
 Bonds                         $ (1,327)    $ 3,563    $ 2,254   $ (2,171)   $ (2,485)   $      -
 Common stocks (unaffiliated)   (15,142)     18,987     31,751    (30,386)    (67,907)    (22,386)
 Common stocks (affiliated)           -           -          -     (1,000)          -           -
 Mortgage loans                   4,014       3,204        872          -           -           -
 Real estate                        412        (259)    (1,741)       709       2,836       1,146
 Certificate loans                    -           -          -        141         102         (39)
 Other invested assets              (77)          -      1,827          8          (7)          -
 Derivate instruments                46         891          -        (11)        342        (332)
 Aggregate write-ins for
  capital gains (losses) on
  investments                         -           -         (2)         -           -           -
                               --------     -------    -------   --------    --------    --------
 Total capital gains (losses)   (12,074)     26,386     34,961    (32,710)    (67,119)    (21,611)

 Transferred to interest
  maintenance reserve             8,018      10,882      3,625          -           -           -
                               --------     -------    -------   --------    --------    --------
 Net capital gains (losses)    $(20,092)    $15,504    $31,336   $(32,710)   $(67,119)   $(21,611)
                               --------     -------    -------   --------    --------    --------
                               --------     -------    -------   --------    --------    --------

Proceeds from sales and redemptions of bonds during 2002, 2001, and 2000 were $434,618, $443,881, and $150,516, respectively. Gross gains and gross losses realized from these transactions amounted to $5,485 and $(6,411) for 2002, $7,483 and $(57) for 2001, and $2,790 and $(31) for 2000, respectively. Realized capital gains (losses) on bonds in 2002 and 2001 included the recognition of other-than-temporary impairments in value of $(347) and $(3,969), respectively. Realized capital losses on common stock in 2002 included the recognition of other-than-temporary impairments of $(40,468).

The corporate private placement bond portfolio is diversified by issuer and industry. At December 31, 2002 and 2001, 8% or $328,869 and 9% or $321,158,
respectively, of the Society's bond portfolio were invested in private placement bonds.

At December 31, 2002 and 2001, 99.2% and 99.0%, respectively, of the Society's bond portfolio is carried at amortized cost, with the remainder carried at the lower of amortized cost or fair market value.

Commercial mortgage loans and corporate private placement bonds originated or acquired by the Society represent its primary areas of credit risk exposure. At December 31, 2002 and 2001, the commercial mortgage portfolio is diversified by geographic region and specific collateral property type as follows:

         GEOGRAPHIC DISTRIBUTION                  PROPERTY-TYPE DISTRIBUTION
         -----------------------                  --------------------------
                       DECEMBER 31                                 DECEMBER 31
                    2002          2001                         2002           2001
                    ----          ----                         ----           ----
Pacific         $  229,364    $  206,016    Retail         $  385,136     $  397,352
North Central      210,165       227,264    Office            354,684        339,369
South Atlantic     202,306       201,353    Industrial        273,171        268,418
South Central      182,847       183,486    Other             110,365        108,491
Mid Atlantic       160,032       158,262                   ----------     ----------
Mountain           100,642       104,040    Total          $1,123,356     $1,113,630
Other               38,000        33,209
                ----------    ----------
Total           $1,123,356    $1,113,630

During 2002, the respective maximum and minimum lending rates for mortgage loans were 8.77% and 5.70%. At the issuance of a loan, the percentage of loan to value on any one loan does not exceed 75%. At December 31, 2002 and 2001, the Society held restructured mortgages aggregating $378 and $389, respectively. During 2002, the Society did not reduce interest rates on any outstanding loans. The Society had no mortgages with interest 180 days or more past due during 2002 and 2001. There were no taxes, assessments, or other amounts advanced on mortgage loans during 2002 and 2001. None of the Society's mortgage loans were impaired during 2002 or 2001. In the event a mortgage loan is impaired, interest income on the impaired loan is nonadmitted until collected. All properties covered by mortgage loans have fire insurance at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.

Net investment income for the years ended December 31, 2002, 2001 and 2000, included rental income of $2,264, $2,264 and $2,320, respectively, for the Society's occupancy of that space. Rental income from other tenants and operating expenses of the buildings are also included in net investment income. These assets are being depreciated using the straight-line method over their estimated useful lives that range from 31.5 to 60 years. Improvements to property occupied by the Society are depreciated over a period equal to the lesser of the remaining useful life of the property, the useful life of the improvement or 10 years. Depreciation expense on home office real estate for the years ended December 31, 2002, 2001 and 2000, was $1,880, $2,005 and $1,650,
respectively.

The Society has other real estate consisting of land and buildings acquired by purchase or through foreclosure on mortgage loans. This real estate is segregated by property held for the production of income and held for sale. Net investment income on properties held for the production of income for the years ended December 31, 2002, 2001 and 2000, included rental income of $17,450, $17,910 and $18,071, respectively, and operating expenses of $9,440, $9,903 and $9,871, respectively. Net investment income on properties held for sale for the years ended December 31, 2002, 2001 and 2000, included rental income of $2,166, $3,263 and $3,936, respectively, and operating expenses of $1,504, $1,621 and $1,885, respectively, on these properties. The carrying value of real estate under leased fee arrangements is being amortized using the straight-line method over the corresponding lease terms that range from 20 to 30 years. The remaining other real estate properties are being depreciated using the straight-line method over their estimated useful lives that range from 10 to 50 years. Depreciation expense on properties held for the production of income was $3,835, $3,516 and $3,126 in 2002, 2001 and 2000, respectively.

The Society had impairment losses on three real estate properties totaling $1,852 in 2002. The first property is a medical office building that is held for the production of income. Based on a cash flow analysis, the property's book value was reduced by $211 to a December 31, 2002 book value of $1,019. The book value of the second property which is held for sale was reduced by $220 to its estimated fair value of $347. The estimated fair value was made by a real estate broker based on the current lease purchase price option. The book value of the third property, also held for sale, was reduced by $1,421 to its estimated fair value of $2,837 based on a cash flow analysis. During 2001, the Society recognized an impairment loss on two real estate properties held for the production of income. The first property is a hotel that is located in an area with a saturated hotel market, which resulted in net losses during 2001 and several previous years. The Society wrote down the book value of the property by approximately $1,200 to a balance of approximately $1,500. The fair value was determined using estimates made by real estate brokers. The second property is commercial retail property that continues to have vacant lease space. The Society wrote down the book value of the property by approximately $1,000 to a balance of approximately $5,600. The fair value was determined through the use of cash flow analysis. The impairment loss recognized on both of these properties is reflected in the net realized capital gains caption on the statutory-basis statement of operations. There were no impairment losses on real estate investments recognized in 2000.

5. DERIVATIVES

S&P 500 EUROPEAN CALL OPTIONS

The Society acquires over-the-counter S&P 500 European call options with initial terms of seven years to meet the market-produced crediting liability above the minimum guarantee on the Society's equity-indexed annuity line of business. The terminal value of the options at expiration is approximately equal to the market-produced crediting liability on the respective equity-indexed annuity block of business given expected surrenders. A termination of the options with the counter-party may result in a market price reflecting significant reduction in value. Given expected surrenders and a long-term positive market growth, management anticipates that losses will be minimal. These instruments are illiquid.

The call options expose the Society to counter-party credit risk, which is mitigated by minimum capital requirements, credit ratings, and net exposure limits above posted collateral. The total credit exposure for S&P 500 European call options is represented by the market value of the options less the market value of acceptable collateral. At December 31, 2002 and 2001, the Society's total credit exposure, after posting of collateral by the counterparties for amounts above a net exposure limit, was approximately $4,600 and $15,999, respectively.

At December 31, 2002 and 2001, the Society had acquired call options with a notional amount of approximately $167,359 and $156,774, respectively. The notional amount of the option is determined by multiplying current block premium by a factor approximating the current participation rate.

The call options were acquired at a cost of approximately $56,129 and $53,239, and are reflected on the accompanying statutory statements of admitted assets, liabilities, and surplus at their estimated fair value of approximately $4,600 and $20,541 at December 31, 2002 and 2001, respectively. The change in the unrealized gains or losses on the call options is reflected as a component of investment income in the accompanying statutory statements of operations.

COVERED EQUITY CALL OPTIONS

Periodically, the Society enters into covered equity call options for purposes of income generation when the market value of certain Society equity holdings are deemed to be over-valued. Covered equity call options are sold in lieu of a direct sale of the security. At December 31, 2002, the Society had no covered equity call options outstanding. At December 31, 2001, the Society had covered equity call options outstanding on one equity holding which expired in January 2002. On disposition, gains and losses are recognized immediately, with gains and losses on exercise combined with the gains and losses on the covering asset. During 2002, 2001, and 2000, the Society recognized gains on the termination of covered equity call options of approximately $46, $891 and $1,814, respectively.

6. RELATED-PARTY TRANSACTIONS

The Society paid for all initial costs including payroll, equipment, office space, and supplies of WFS Holdings, Inc. and Woodmen Financial Services, Inc. until July 1, 2002. These costs are immaterial and are included in the general expenses of the Society. Effective July 1, 2002, the Society entered into separate servicing agreements with WFS Holdings, Inc. and Woodmen Financial Services, Inc. whereby these affiliates will reimburse the Society for direct and allocated indirect costs. Total costs reimbursed by the affiliates were $871 during 2002.

The Society has entered into mortgage loan agreements with fraternal youth camps and lodges. These loans are secured by a first lien on the related land and buildings, bear interest at 6% and were $11,298 and $11,032 as of December 31, 2002 and 2001, respectively.

7. EMPLOYEE BENEFIT PLANS

PENSION PLANS

The Society has a noncontributory qualified defined benefit pension plan covering employees and fieldworkers meeting certain minimum eligibility requirements. Under the pension plan, retirement benefits are primarily a function of the number of years of service and the level of compensation.

The Society has a supplemental retirement plan for those pension plan participants whose benefits calculated under the retirement plan formulas exceed ERISA limitations. This supplemental retirement plan makes up for any shortfall caused by the limitations and functions in the same manner as the retirement plan.

The qualified and supplemental retirement plans are each funded via fixed and variable group deposit fund contracts issued by the Society. As of December 31, 2002 and 2001, respectively, the fixed account totaled $199,428 and $211,472, and the variable account totaled $67,238 and $55,702. As of December 31, 2002 and 2001, the Society accrued liabilities in accordance with actuarially determined amounts.

Two different actuarial cost methods are used to develop the pension plan costs for employees and for fieldworkers because of the distinctly different benefit structures for those two groups. The employees' benefits are developed using a final average salary formula, while the fieldworkers' benefits are developed using a career average formula.

POSTRETIREMENT BENEFIT PLAN

The Society sponsors nonpension postretirement health and life plans. Substantially all employees and fieldworkers may become eligible if they reach retirement age while employed with the Society. Life insurance benefits are generally set at a fixed amount, while retirees are offered a preferred provider arrangement for their health care coverage. Under the NAIC formal policy for statutory accounting for employers providing postretirement benefits other than pensions, which the Society has adopted, the estimated cost of postretirement benefits must be accrued at the date the Society's employees and fieldworkers become eligible to retire.

The health plan is contributory, with participants' contributions adjusted annually; the life insurance plans include both contributory and noncontributory components. The accounting for the health plan anticipates future cost-sharing changes, including increases in premiums, deductibles, and individual stop-loss levels, so as to keep pace, on average, with increases in the health care cost trend rate.

A summary of assets, obligations, and assumptions of the Pension and Other Postretirement Benefit Plans are as follows:

                                                                    OTHER POSTRETIREMENT
                                              PENSION BENEFITS            BENEFITS
                                              ----------------      --------------------
                                                DECEMBER 31              DECEMBER 31
                                             2002        2001        2002        2001
                                             ----        ----        ----        ----
                                                           (In Thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year    $271,333    $255,719     $31,150     $27,986
Neighbors of Woodcraft obligation             1,030           -           -           -
Service cost                                  8,484       8,156       2,871       2,815
Interest cost                                19,322      18,163       1,868       1,986
Contribution by plan participants                 -           -          80          79
Actuarial Loss                                8,383                   3,586
Benefits paid                               (11,632)    (10,705)     (1,329)     (1,716)
Plan Amendments                                 539           -      (6,818)          -
                                           --------    --------    --------    --------
Benefit obligation at end
 of year                                   $297,459    $271,333    $ 31,408    $ 31,150
                                           --------    --------    --------    --------
                                           --------    --------    --------    --------

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning
  of year                                  $267,174    $243,008    $      -    $      -
Neighbors of Woodcraft assets                   907           -           -           -
Actual return on plan assets                  3,727      16,394           -           -
Employer contributions                        6,490      18,477       1,249       1,637
Contribution by plan participants                 -           -          80          79
Benefits paid                               (11,632)    (10,705)     (1,329)     (1,716)
                                           --------    --------    --------    --------
Fair value of plan assets at end of year   $266,666    $267,174    $      -    $      -
                                           --------    --------    --------    --------
                                           --------    --------    --------    --------

                                                                     OTHER POSTRETIREMENT
                                               PENSION BENEFITS            BENEFITS
                                               ----------------      --------------------
                                                  DECEMBER 31             DECEMBER 31
                                               2002        2001        2002        2001
                                               ----        ----        ----        ----
                                                            (In Thousands)
FUNDED STATUS
Benefit obligations in excess of assets      $ 30,793     $ 4,159    $31,408     $31,150
Unamortized prior service cost                   (502)          -      6,199           -
Unrecognized net actuarial loss               (30,299)     (4,109)   (13,303)    (10,091)
                                             --------     -------    -------     -------
(Prepaid assets) or accrued liabilities      $     (8)    $    50    $24,304     $21,059
                                             --------     -------    -------     -------
                                             --------     -------    -------     -------

BENEFIT OBLIGATION FOR NON-VESTED
  EMPLOYEES                                  $  5,332     $ 3,301    $35,460     $43,033
                                             --------     -------    -------     -------
                                             --------     -------    -------     -------

WEIGHTED-AVERAGE ASSUMPTIONS AS OF
  DECEMBER 31
Discount rate                                   6.75%       7.25%      6.75%       7.25%
Rate of compensation increase                   6.00%       6.00%        N/A         N/A
Expected long-term rate of return on plan
 assets                                         7.50%       8.00%        N/A         N/A
Expected annual change in all urban
 consumers CPI                                  2.75%       4.00%        N/A         N/A

COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                  $ 8,484     $ 8,156    $ 2,871     $ 2,815

Interest cost                                  19,322      18,163      1,868       1,986
Expected return on plan assets                (21,409)    (20,503)         -           -
Prior service cost recognized                      36           -       (620)          -
Amortization of transition (asset)
 obligation                                         -      12,711          -           -
Recognized gains and losses                                     -        532         496
                                             --------     -------    -------     -------

Net periodic benefit cost                     $ 6,433     $18,527    $ 4,651     $ 5,297
                                             --------     -------    -------     -------
                                             --------     -------    -------     -------



For measurement purposes, a 10.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5% for 2012 and remain at that level thereafter.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                 1-PERCENTAGE-    1-PERCENTAGE-
                                                POINT INCREASE   POINT DECREASE
                                                --------------   --------------

 Effect on total of service and interest cost
  components                                       $  593           $  (494)
 Effect on accumulated postretirement benefit
  obligation                                        3,433            (2,920)

Effective July 1, 2001, the Society merged with Neighbors of Woodcraft (see Note
3). Neighbors of Woodcraft had a noncontributory qualified defined benefit pension plan, with benefits based on years of service and career average earnings. This plan was frozen as of the merger date. As of January 1, 2002, the present value of accrued benefits based on a discount rate of 7.25% was $1,030. The fair value of plan assets was $907 as of January 1, 2002. A contribution of $20 was made to this plan during 2001. Amounts relating to this plan were not included in the 2001 comparative table above. Effective December 31, 2002, the Society effectuated the merger of its pension plan with that of Neighbors of Woodcraft and the assets previously held in a trust were in process of being transferred. The disclosures for 2002 in the comparative table above include amounts for the combined plans.

The change in benefit obligation from plan amendments for the 2002 pension disclosure was a change in 2002 IRS qualified plan limits. The change in benefit obligation from plan amendments for the 2002 post retirement benefit obligation was a change in plan benefits and cost sharing structure related to retiree health benefits.

As a result of the Society administering its own group life and short-term disability plans, the Society recognized premium income of $895, $854, and $844 during 2002, 2001, and 2000, respectively, which is included in the statutory statements of operations.

DEFERRED COMPENSATION AGREEMENTS

The Society has deferred compensation agreements with the key management employees of the Society. The liabilities under these agreements are being accrued over the employees' periods of participation. The liabilities for 2002 and 2001 were $7,902 and $7,273, respectively, and are included in other liabilities in the statutory statements of admitted assets, liabilities, and surplus. Interest credited to participant accounts in 2002, 2001, and 2000 was $511, $490, and $479, respectively.

401(K) DEFINED CONTRIBUTION PLAN

The Society sponsors a 401(k) defined contribution plan for all qualifying fieldworkers and employees, other than officers and directors. The Plan was amended January 1, 2003 to include officers. Participants may contribute up to 15% of their annual earnings, subject to certain limitations, as pretax, salary deferral contributions. The plan is completely funded by elective contributions made by the participants.

DISCOUNTED EMPLOYEE SECURITY OPTION PLAN

The Society sponsors a discounted employee security option plan (DESOP) for directors and officers of the Society. New option grants under this program ceased effective May 1, 2002 due to changes in IRS regulations. The DESOP is a nonqualified plan whereby participants, prior to May 1, 2002, elected to accept discounted stock options in lieu of cash compensation. Any portion of regular compensation and/or any portion of incentive compensation could be relinquished for options. Options were granted quarterly and may be exercised six months following the grant date. The exercise price is 25% of the value of the options on the grant date. Options expire 15 years after the date of grant. The liabilities for relinquished compensation are maintained for unexercised options over the participants' periods of participation. At December 31, 2002 and 2001, mutual funds with a fair value of $4,106 and $4,550 (actual cost $5,715 and $5,104) were included in the Society's common stock portfolio, and liabilities related to the DESOP totaled $2,720 and $3,472, respectively. Earnings or losses on, and changes in net unrealized capital gains or losses on, the mutual funds are being reflected by the Society as a component of total benefits and expenses in the accompanying statutory statements of operations and were $(1,055), $(451) and $(431), respectively, during 2002, 2001 and 2000.

8. SURPLUS AND DIVIDENDS

The Society is required to maintain minimum surplus levels established by the Insurance Department of the State of Nebraska. The Society is also subject to risk-based capital (RBC) requirements promulgated by the NAIC and adopted by the Insurance Department of the State of Nebraska. The RBC standards establish uniform minimum capital requirements for insurance companies. The RBC formula applies various weighting factors to financial balances or various levels of activities based on the perceived degree of risk. As of December 31, 2002, the Society's surplus significantly exceeded the minimum levels required by the Insurance Department of the State of Nebraska and RBC standards.

9. ANNUITY RESERVES AND DEPOSIT FUND LIABILITIES

At December 31, 2002, the Society's annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

                                                          AMOUNT       PERCENT
                                                          ------       -------
 Subject to discretionary withdrawal:
  With market value adjustment                          $        -         -%
  At book value less current surrender charge of 5%
   or more                                                 426,964        21%
  At market value                                                -         -
                                                        ----------       ----
  Total with adjustment or at market value                 426,964        21%
  Subject to discretionary withdrawal (without
   adjustment) at book value with minimal or no
   charge or adjustment                                  1,202,403        61%
 Not subject to discretionary withdrawal                   352,254        18%
                                                        ----------       ----

 Total annuity reserves and deposit fund liabilities
  - before reinsurance                                   1,981,621       100%
                                                                         ----
                                                                         ----

 Less reinsurance ceded                                          -
                                                        ----------
 Net annuity reserves and deposit fund liabilities      $1,981,621
                                                        ----------
                                                        ----------

10. COMMITMENTS AND CONTINGENCIES

The Society is involved in pending and threatened litigation in the normal course of its business in which claims for alleged economic and sometimes punitive damages have been asserted. At December 31, 2002, there was a case, for which the plaintiffs' counsel sought class action certification on a national basis. In addition, at December 31, 2002, there is a case with a different cause of action, for which the plaintiffs' counsel is seeking class action certification. Certification on this case is also being sought on a national basis. In the opinion of the Society's management, after consultation with legal counsel, and based on the current disposition of the cases and based upon current available information, the ultimate disposition of such matters will not have a materially adverse effect on the Society's financial position or future results of operations.

The Society has committed to make capital contributions to its subsidiary, WFS Holdings, Inc., as may be required to enable WFS Holdings, Inc. to finance its business operations and those of its operating subsidiary and to remain in continuous compliance with any regulatory capital requirements applicable to WFS Holdings, Inc. or its subsidiary.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

SSAP No. 27, Disclosures of Information about Fair Value of Financial Instruments With Off-Balance-Sheet Risk, Financial Instruments With Concentrations of Credit Risk, and Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SSAP No. 27 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. These fair value disclosures are not intended to represent the market value of the Society.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

 Cash and Short-Term Investments: The carrying amounts reported in the statement of admitted assets, liabilities and surplus approximate their fair value due to their liquid nature or expected short-term settlement.

 Bonds: Market values are determined by the NAIC. Such values are generally based on quoted market values, where available. However, for securities not actively traded (including many mortgage-backed securities), the NAIC will assign the amortized value as fair value.

 Common Stocks: Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

 Mortgage Loans: Fair values for mortgage loans are estimated using discounted cash flow analyses using interest rates that yield 150 basis points more than Treasuries with similar effective durations.

 Certificate Loans: Certificate loans, which have no defined maturity, had interest rates at December 31, 2002, which ranged from 5% to 8%. The Society believes that the statement value approximates the fair value of the certificate loans.

 Other Invested Assets: The Society believes that the statement value of this investment approximates its fair value.

 Aggregate Reserves for Interest-Sensitive Certificates and Contracts, Life and
 Annuity: Fair values of the Society's liabilities under contracts and involving significant mortality or morbidity (principally, investment contracts, deferred annuities and single premium deferred annuities) are stated at the cost the Society would incur to extinguish the liability, i.e., the cash surrender value.

 Certificate and Contract Claims, Other Certificateholders' Funds and Refunds to Members: The carrying amounts reported in the statement of admitted assets, liabilities and surplus for these items approximate their fair value because short-term settlement is expected.

 Covered Equity Call Options: These instruments are publicly traded on the Chicago Board Options Exchange. Fair value represents the daily closing bid price as reported by the Exchange and the Bloomberg market monitor service.

The estimated carrying amounts and fair values of the Society's financial instruments are as follows:

                              DECEMBER 31, 2002          DECEMBER 31, 2001
                              -----------------          -----------------
                            CARRYING       FAIR        CARRYING       FAIR
                             AMOUNT        VALUE        AMOUNT       VALUE
                            --------       -----       --------      -----
 Financial assets:
  Cash and short-term
   investments           $  125,746    $  125,746    $   92,091    $   92,091
  Bonds                   4,102,314     4,286,197     3,655,663     3,713,553
  Common stocks             128,645       128,645       202,545       202,545
  Mortgage loans          1,123,356     1,258,071     1,113,630     1,179,158
  Certificate loans         157,334       157,334       154,824       154,824
  Call options                4,600         4,600        20,541        20,541
  Other invested assets       4,996         4,996         1,872         1,872

 Financial liabilities:
  Aggregate reserves for
   interest-sensitive
   certificates and
   contracts, life and
   annuity                1,617,447     1,597,067     1,420,823     1,398,717
  Certificate and
   contract claims           20,271        20,271        17,827        17,827
  Other
   certificateholders'
   funds                      6,521         6,521         6,526         6,526
  Refunds to members        126,973       126,973       128,570       128,570
  Covered equity call
   options                        -             -             5             5

12. RECONCILIATION TO ANNUAL STATEMENTS

The following is a summary of the differences between net income per the accompanying 2002 financial statements and the annual statement filed with the State of Nebraska.

                                                            NET INCOME
                                                            ----------
 Per annual statement                                         $ 7,006
 Net realized capital gains                                     3,969
                                                              -------
 Per audited financial statements                             $10,975
                                                              -------
                                                              -------

The difference between the net income per the 2002 annual statement and the audited financial statements resulted from the reversal of an adjustment for a 2001 other-than-temporary impairment on a bond investment, which was recorded in the 2001 audited financial statements subsequent to filing the 2001 annual statement. The Society recorded the impairment in the 2002 annual statement.

The following is a summary of the differences between the accompanying 2001 financial statements and the annual statement filed with the State of Nebraska:

                                                        ASSETS     LIABILITIES
                                                        ------     -----------

 Per annual statement                                 $5,491,432   $4,942,568
 Real estate held for the production of income               880            -
                                                      ----------   ----------
 Per audited financial statements                     $5,492,312   $4,942,568
                                                      ----------   ----------
                                                      ----------   ----------

                                                         SURPLUS    NET INCOME
                                                         -------    ----------
 Per annual statement                                   $548,864     $58,175
 Change in net unrealized capital gains or losses on       4,849           -
  invested assets
 Net gain from operations                                 (3,969)          -
 Net realized capital gains                                    -      (3,969)
                                                        --------     -------
 Per audited financial statements                       $549,744     $54,206
                                                        --------     -------
                                                        --------     -------

The differences between the 2001 annual statement and the audited financial statements resulted from adjustments to real estate held for the production of income and change in net unrealized capital gains or losses on invested assets. The adjustment to real estate held for the production of income was to correct an error in the market value calculation of the real estate. The adjustment to net realized capital gains and change in net unrealized capital gains or losses on invested assets was to reflect an other than temporary impairment on a bond investment.

                           Part C

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a)(1) Financial Statements

All required financial statements are included in Part B of this filing.

(a)(2) Financial Statement Schedules (filed herewith)

          Schedule I--Summary of Investments

          Schedule III--Supplementary Insurance Information

          Schedule IV--Reinsurance

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(b) Exhibits

(1)            Certified resolution of the     Incorporated herein by reference
               board of directors of Woodmen   to the Initial Filing of this
               of the World and/or Omaha       Registration Statement (File No.
               Woodmen Life Insurance Society  333-101231) as filed with the
               ("Woodmen") establishing        Securities and Exchange
               Woodmen Variable Annuity        Commission on November 15, 2002
               Account (the "Account")

(2)            Not Applicable.

(3)            Form of Distribution Agreement  Incorporated herein by reference
               between Woodmen and Woodmen     to the Initial Filing of this
               Financial Services, Inc.        Registration Statement (File No.
                                               333-101231) as filed with the
                                               Securities and Exchange
                                               Commission on November 15, 2002

(4)            (a) Form of Variable Annuity    Incorporated herein by reference
               Certificate                     to the Initial Filing of this
                                               Registration Statement (File No.
                                               333-101231) as filed with the
                                               Securities and Exchange
                                               Commission on November 15, 2002

               (b) Form of IRA endorsement     Incorporated herein by reference
                                               to the Initial Filing of this
                                               Registration Statement (File No.
                                               333-101231) as filed with the
                                               Securities and Exchange
                                               Commission on November 15, 2002

               (c) Form of Roth IRA            Incorporated herein by reference
               endorsement                     to the Initial Filing of this
                                               Registration Statement (File No.
                                               333-101231) as filed with the
                                               Securities and Exchange
                                               Commission on November 15, 2002

               (d) Form of Simple rider        Incorporated herein by reference
                                               to the Initial Filing of this
                                               Registration Statement (File No.
                                               333-101231) as filed with the
                                               Securities and Exchange
                                               Commission on November 15, 2002

               (e) Form of 403(b) TSA)         Incorporated herein by reference
                                               to the Initial Filing of this
                                               Registration Statement (File No.
                                               333-101231) as filed with the
                                               Securities and Exchange
                                               Commission on November 15, 2002

(5)            (a) Certificate Application     Incorporated herein by reference
                                               to the Initial Filing of this
                                               Registration Statement (File No.
                                               333-101231) as filed with the
                                               Securities and Exchange
                                               Commission on November 15, 2002

               (b) Form of IRA disclosure      Incorporated herein by reference
                                               to the Initial Filing of this
                                               Registration Statement (File No.
                                               333-101231) as filed with the
                                               Securities and Exchange
                                               Commission on November 15, 2002

               (c) Form of Roth IRA disclosure Incorporated herein by reference to the Initial Filing of this
                                               Registration Statement (File No.
                                               333-101231) as filed with the
                                               Securities and Exchange
                                               Commission on November 15, 2002

               (d) Form of Simple disclosure   Incorporated herein by reference
                                               to the Initial Filing of this
                                               Registration Statement (File No.
                                               333-101231) as filed with the
                                               Securities and Exchange
                                               Commission on November 15, 2002

(6)            Woodmen's Articles of           Incorporated herein by reference
               Incorporation, Constitution     to the Initial Filing of this
               and Laws                        Registration Statement (File No.
                                               333-101231) as filed with the
                                               Securities and Exchange
                                               Commission on November 15, 2002

(7)            Not Applicable.

(8)            (a) Form of Participation       Incorporated herein by reference
               Agreement (Summit)              to the Initial Filing of this
                                               Registration Statement (File No.
                                               333-101231) as filed with the
                                               Securities and Exchange
                                               Commission on November 15, 2002

               (b) Form of Participation       Filed Herewith
               Agreement (Fidelity)

               (c) Form of Services Agreement  Incorporated herein by reference
               (Summit) to the Initial Filing of this Registration Statement (File No. 333-101231) as filed with the
                                               Securities and Exchange
                                               Commission on November 15, 2002

               (d) Form of Services Agreement  Filed Herewith
               (Fidelity)

(9)            Not Applicable

(10)           (a)Opinion and Consent of Mark  Incorporated herein by reference
               Theisen to the Initial Filing of this Registration Statement (File No. 333-101231) as filed with the
                                               Securities and Exchange
                                               Commission on November 15, 2002

               (b) Consent of Ernst            Filed Herewith
               & Young LLP

(11)           Not Applicable

(12)           Not Applicable.

(13)           Not Applicable

               Powers of Attorney

ITEM 25.  DIRECTORS AND OFFICERS OF THE SOCIETY*<F4>

NAME                   TITLE

John G. Bookout        Chairman of the Board
James L. Mounce        CEO, President and Director
James W. Bridges Jr.   Executive Vice President Fraternal and Director
Danny  E. Cummins      Secretary, Executive Vice President Operations, Director
Stephen W. Mellor      Treasurer, Executive Vice President Finance, Director
Mark Theisen           Vice President, General Counsel and Director
Joseph J. Hromadka     Vice President
James R. Day           Vice President
Cathy R. Tichy         Vice President
Scott Darling          Vice President
Robert Rubio           Vice President
Mark L. Schrier        Vice President
Desi P. Doise          Vice President
Steven B. Jones        Vice President
Robert Maher           Vice President
William C. Owen        Director
Thomas T. Gallion      Director
James L. Harmon        Director
J. Carroll Shealey     Director
Henson P. Barnes       Director
Betty H. Brown         Director
Wayne Graham           Director
Daniel W. Rice III     Director

*<F4> Unless otherwise indicated, the principal business address of each person is Woodmen of the World and/or Omaha Woodmen Life Insurance Society 1700 Farnam Street, Omaha, NE 68102

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Registrant is a separate account of Woodmen of the World and/or Omaha Woodmen Life Insurance Society, the Depositor, established by the Board of Directors of the Depositor in 2001 pursuant to the laws of the State of Nebraska. The Depositor is a fraternal benefit society organized under the laws of the State of Nebraska and is owned by and operated for its members. It has no shareholders and is not subject to the control of any affiliated persons. Depositor controls its wholly-owned direct subsidiary, WFS Holdings, Inc., a Nebraska corporation that is a holding company with no independent operations; WFS Holdings, Inc. controls its wholly-owned subsidiary, Woodmen Financial Services, Inc, a Nebraska corporation that is a broker-dealer and principal underwriter hereunder. All are located at 1700 Farnam Street, Omaha, NE 68102.

ITEM 27.  NUMBER OF CERTIFICATE HOLDERS

As of the date of this Registration Statement no Certificates have been sold.

ITEM 28.  INDEMNIFICATION

Article 3 section 6 of the Constitution and Laws of Woodmen of the World and/or Omaha Woodmen Life Insurance Society contains provisions governing the indemnification of officers and employees of the depositor it provides:

"INDEMNIFICATION OF OFFICERS AND EMPLOYEES. Every officer or employee and every former officer or employee of the Society shall be indemnified against losses or judgments assessed against him by a court of competent jurisdiction and for expenses actually and reasonably incurred by him in connection with the defense of any action, suit or proceeding, civil or criminal, in which he is made a party by reason of serving this Society, except in relation to matters as to which he shall be adjudged in such action, suit or proceeding to be guilty of fraud, gross negligence or malfeasance in the performance of duty. Such indemnification shall also extend to instances where at the request of the Society the individual serves as a director, officer, employee, trustee or agent of another enterprise. The foregoing right of indemnification shall not be deemed exclusive of any other rights to which such director, officer or employee may be entitled."

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER

(a) Woodmen Financial Services, Inc. is the Registrant's principal underwriter and is scheduled to be the underwriter for additional certificates to be issued by other separate accounts of Woodmen.

(b) Officers and Managers of Woodmen Financial Services, Inc.

NAME AND PRINCIPAL
BUSINESS ADDRESS*<F5>                   POSITIONS AND OFFICES

Desi Doise                              CEO, Chairman of the Board and Director
Paul M. Stadler                         President, Director
Mark Theisen                            Secretary, Director
James L. Mounce                         Director
Stephen W. Mellor                       Director
Agatha Robinson                         Vice President
Joseph Wreschnig                        Vice President, Treasurer

*<F5> The principal business address of all of the persons listed above is Woodmen of the World and/or Omaha Woodmen Life Insurance Society, 1700 Farnam Street, Omaha, NE 68102.

ITEM 30.  LOCATION OF BOOKS AND RECORDS

All of the accounts, books, records or other documents required to be kept by
Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Woodmen at its home office located at 1700 Farnam Street, Omaha, NE 68102.

ITEM 31.  MANAGEMENT SERVICES

Not Applicable

ITEM 32.  UNDERTAKINGS AND REPRESENTATIONS

(a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the Certificates offered herein are being accepted.

(b) The registrant undertakes that it will include as part of any application to purchase a Certificate offered by the prospectus, either a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to Woodmen for a statement of additional information.

(c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to Woodmen at the address or phone number listed in the prospectus.

(d) Woodmen represents that in connection with its offering of the Certificates as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that Woodmen will comply with paragraphs numbered (1) through
(4) of that letter.

(e) Woodmen of the World and/or Omaha Woodmen Life Insurance Society represents that the aggregate charges under the Certificates are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by it.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Woodmen Variable Annuity Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Omaha and State of Nebraska, on this 12th day of May, 2003

WOODMEN VARIABLE ANNUITY ACCOUNT

/s/James L. Mounce
-----------------------------------------------------------
By:James L. Mounce
James L. Mounce, CEO, President and Director, Woodmen of the World and/or Omaha Woodmen Life Insurance Society

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates set forth below.

/s/James L. Mounce -----------------------------------------------------------
By: James L. Mounce (Principal Executive)  May 12, 2003

James L. Mounce, CEO, President and Director, Woodmen of the World and/or Omaha Woodmen Life Insurance Society

/s/Steven B. Jones
-----------------------------------------------------------
By: Steven B. Jones (Principal Accounting Financial Officer) May 12, 2003 Steven B. Jones, Vice President

All of the Board of Directors of Woodmen of the World and/or Omaha Woodmen Life Insurance Society:


John G. Bookout                    Chairman of the Board
James L. Mounce                    Director
Mark D. Theisen                    Director
William C. Owen                    Director
Thomas T. Gallion                  Director
James L. Harmon                    Director
J. Carroll Shealey                 Director
Henson P. Barnes                   Director
Betty H. Brown                     Director
Wayne Graham                       Director
Daniel W. Rice III                 Director
James W. Bridges, Jr.              Director
Danny E. Cummins                   Director
Stephen W. Mellor                  Director

James L. Mounce, by signing his name hereto, does hereby sign this document on behalf of himself and each of the above-named Woodmen of the World and/or Omaha Woodmen Life Insurance Society pursuant to powers of attorney duly executed by such persons.

/s/James L. Mounce -----------------------------------------------------------
James L. Mounce,    May 6, 2003

James L. Mounce
Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT        DESCRIPTION
-------------  ------------------------------------------------------------

(a)(2)         Supplementary Schedules.
(8)(b)         Form of Participation Agreement Fidelity
(8)(d)         Form of Service Agreement Fidelity
(10)(b)        Consent of Ernst & Young LLP.
(10)(c)        Statement Regarding Consent of Arthur Andersen LLP